Exhibit 99.5

ENBRIDGE INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2015

February 19, 2016

Enbridge Inc. 2015 Annual Information Form

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

As of the date hereof, portions of the MD&A and the audited consolidated financial statements of Enbridge as at and for the year ended December 31, 2015, as filed with the securities commissions or similar authorities in each of the provinces of Canada, as detailed below, are specifically incorporated by reference into and form an integral part of this AIF.  These documents are available on SEDAR which can be accessed at www.sedar.com.

	Page Reference From
	AIF	Annual Financial Statements	MD&A

GLOSSARY	1
PRESENTATION OF INFORMATION	4		12
FORWARD-LOOKING INFORMATION	5
CORPORATE STRUCTURE	6
GENERAL DESCRIPTION OF THE BUSINESS	7		1-2, 14-19
GENERAL DEVELOPMENT OF THE BUSINESS	10		2-4, 8-9, 16-21, 23-39, 59-60, 67-69, 73-74
LIQUIDS PIPELINES	16		1, 40-52
GAS DISTRIBUTION	19		1, 52-55
GAS PIPELINES, PROCESSING AND ENERGY SERVICES	22		1-2, 56-65
SPONSORED INVESTMENTS	24		2, 65-80
SAFETY, ENVIRONMENT AND INDUSTRY	28		15, 19-23, 102
CORPORATE	28		2, 80-83
EMPLOYEES	28
CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABILITY	29		18-19
RISK FACTORS	29		50-52, 54-55, 58-59, 61-64, 69-71, 78-80, 92-100
DESCRIPTION OF CAPITAL STRUCTURE	29
DIVIDENDS AND DIVIDEND POLICY	32
DIVIDENDS	32
OTHER SECURITIES	34
CREDIT FACILITIES	34
DIRECTORS AND OFFICERS	34
AUDIT, FINANCE & RISK COMMITTEE	37
EXTERNAL AUDITOR SERVICES – FEES	39
LEGAL PROCEEDINGS	39	69
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	39
REGISTRAR AND TRANSFER AGENT	40
MATERIAL CONTRACTS	40
INTERESTS OF EXPERTS	40
ADDITIONAL INFORMATION	40
APPENDIX A	A-1
APPENDIX B	B-1
APPENDIX C	C-1

Enbridge Inc. 2015 Annual Information Form

GLOSSARY

In this AIF, unless the context otherwise requires, the following terms shall have the indicated meanings.

“2015” Transaction” means the transaction completed on September 1, 2015 whereby EIPLP acquired 100% interests from Enbridge and IPL System in the Canadian segment of the Mainline System, the Regional Oil Sands System and interests in four wind farms situated in Alberta and Quebec together with other assets for aggregate consideration of $30.4 billion plus incentive distribution and performance rights, less working capital adjustments;

“ACFFO” means available cash flow from operations;

“adjusted earnings/(loss)” means earnings or loss attributable to holders of Common Shares adjusted for unusual, non-recurring or non-operating factors;

“AFR Committee” means the Audit, Finance & Risk Committee of the Board;

“AIF” means this annual information form of the Company dated February 19, 2016 for the year ended December 31, 2015;

“Alliance Pipeline” means the Alliance Pipeline  system consisting of an approximately 3,850 km integrated, high-pressure, natural gas transmission pipeline system extending from near Gordondale, Alberta to delivery points near Chicago, Illinois, including approximately 730 km of lateral pipelines located in supply areas in the northwestern Alberta and northeastern British Columbia, portions of the WCSB, a 129 km lateral pipeline in the Bakken supply area of North Dakota, and related infrastructure;

“Board” means the Board of Directors of the Company;

“Canadian Mainline” means the Canadian portion of the Mainline System which transports various grades of oil and other liquid hydrocarbons within western Canada and from western Canada to eastern Canada and the U.S., which is comprised of, among other things: (i) six adjacent pipelines that connect at the Canada/U.S. border near Gretna, Manitoba and Neche, North Dakota with the Lakehead System, (ii) four crude oil pipelines and one refined products pipeline located in eastern Canada, and (iii) related pipelines and infrastructure, including deactivated and decommissioned pipelines;

“CBCA” means the Canada Business Corporations Act;

“Common Shares” means the common shares in the capital of the Company;

“Company” or “Enbridge” means Enbridge Inc., and as the context requires, includes its subsidiaries;

“CSR” means corporate social responsibility;

“CSR Committee” means the Corporate Social Responsibility Committee of the Board;

“DBRS” means DBRS Limited;

“ECT” means Enbridge Commercial Trust, an unincorporated trust established under the laws of Alberta;

“EDGAR” means the SEC’s website;

“EECI” means Enbridge Energy Company Inc., a corporation formed under the laws of Delaware and an indirect wholly-owned subsidiary of Enbridge;

“EELP” means Enbridge Energy, Limited Partnership, a Delaware limited partnership that is a subsidiary of and indirectly controlled by the Company;

Enbridge Inc. 2015 Annual Information Form

“EEP” means Enbridge Energy Partners, L.P., a NYSE listed Delaware limited partnership in which Enbridge owns, directly and indirectly, approximately 35.7%;

“EEM” means Enbridge Energy Management, L.L.C., a Delaware limited liability company and an indirect subsidiary of the Company;

“EGD” means Enbridge Gas Distribution Inc., a corporation continued under the laws of Ontario and an indirect wholly-owned subsidiary of the Company;

“EGNB” means Enbridge Gas New Brunswick, a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of the Company;

“EIFH” means Enbridge Income Fund Holdings Inc., a corporation incorporated under the laws of Alberta in which the Company owns a 19.9% ownership interest;

“EIPGP” means Enbridge Income Partners GP Inc., a corporation incorporated under the laws of Canada, which is the current general partner of EIPLP, and of which Enbridge owns 51% and ECT owns 49%;

“EIPLP” means Enbridge Income Partners LP, a limited partnership established under the laws of Alberta;

“EPI” means Enbridge Pipelines Inc., a corporation incorporated under the laws of Canada and a direct wholly-owned subsidiary of EIPLP;

“EPAI” means Enbridge Pipelines (Athabasca) Inc., a corporation incorporated under the laws of Alberta and a direct wholly-owned subsidiary of EIPLP;

“EUSHI” means Enbridge US Holdings Inc., a wholly-owned subsidiary of Enbridge;

“Fund” means Enbridge Income Fund, an unincorporated open-ended trust established under the laws of Alberta and, as the context requires, includes the Fund Group;

“Fund Group” means the Fund, ECT, EIPLP and subsidiaries of EIPLP;

“Governance Committee” means the Governance Committee of the Board;

“HRC Committee” means the Human Resources & Compensation Committee of the Board;

“IPL System” means IPL System Inc., a corporation incorporated under the laws of Alberta and a wholly-owned subsidiary of Enbridge;

“Lakehead System” means the Lakehead Pipeline System, which is the United States portion of the Mainline System, which transports, gathers, processes and markets natural gas and NGL;

“Mainline System” means, collectively, the Canadian Mainline and the Lakehead System;

“MD&A” means the management’s discussion and analysis for the Company dated February 19, 2016 for the year ended December 31, 2015;

“MEP” means Midcoast Energy Partners L.P., a Delaware limited partnership and a subsidiary of EEP and an indirect subsidiary of the Company;

“Moody’s” means Moody’s Investor Services Inc.;

“MTNs” means medium term notes;

“NEB” means the National Energy Board (Canada);

“NGL” means natural gas liquids which are comprised of ethane, propane, normal butane, isobutane and pentanes plus, or any of them, or any mixture of any of them, and includes any substances that may be incidentally recovered therewith on extraction from natural gas;

“NYSE” means the New York Stock Exchange;

“obligation” has the meaning ascribed under the heading “Description of Capital Structure – Ratings – S&P” of this AIF;

Enbridge Inc. 2015 Annual Information Form

“OSC” means the Ontario Securities Commission;

“Preference Shares” means preference shares in the capital of the Company which are issuable in series;

“Regional Oil Sands System” means the pipeline system comprised of: (i) three long haul pipelines; (ii) two large terminals located north and south of Fort McMurray, Alberta; (iii) feeder pipelines which provide access for oil sands production from near Fort McMurray to EPAI’s Cheecham Terminal, and (iii) related laterals and other infrastructure which transport crude oil and other liquid hydrocarbons from production sites in the WCSB to connection points in central Alberta and to the Canadian Mainline and other longhaul systems;

“S&P” means Standard & Poor’s Rating Services;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Series 1 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 1 in the capital of the Company;

“Series 3 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 3 in the capital of the Company;

“Series 5 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 5 in the capital of the Company;

“Series 7 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 7 in the capital of the Company;

“Series 9 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 9 in the capital of the Company;

“Series 11 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 11 in the capital of the Company;

“Series 13 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 13 in the capital of the Company;

“Series 15 Preference Shares” means the Cumulative Redeemable Preference Shares, Series 15 in the capital of the Company;

“Series A Preference Shares” means the 5.50% Cumulative Redeemable Preference Shares, Series A in the capital of the Company;

“Series B Preference Shares” means the Cumulative Redeemable Preference Shares, Series B in the capital of the Company;

“Series D Preference Shares” means the Cumulative Redeemable Preference Shares, Series D in the capital of the Company;

“Series F Preference Shares” means the Cumulative Redeemable Preference Shares, Series F in the capital of the Company;

“Series H Preference Shares” means the Cumulative Redeemable Preference Shares, Series H in the capital of the Company;

“Series J Preference Shares” means the Cumulative Redeemable Preference Shares, Series J in the capital of the Company;

“Series L Preference Shares” means the Cumulative Redeemable Preference Shares, Series L in the capital of the Company;

“Series N Preference Shares” means the Cumulative Redeemable Preference Shares, Series N in the capital of the Company;

Enbridge Inc. 2015 Annual Information Form

“Series P Preference Shares” means the Cumulative Redeemable Preference Shares, Series P in the capital of the Company;

“Series R Preference Shares” means the Cumulative Redeemable Preference Shares, Series R in the capital of the Company;

“Southern Lights Pipeline” means the single stream pipeline that ships diluent from the Manhattan Terminal near Chicago, Illinois to three western Canadian delivery facilities located at the Edmonton and Hardisty Contract Terminal in Alberta and at the Kerrobert terminal in Saskatchewan;

“SR Committee” means the Safety & Reliability Committee of the Board;

“TSX” means the Toronto Stock Exchange;

“United States”, “U.S.” or “U.S.A.” means the United States of America;

“US GAAP” means accounting principles generally accepted in the United States; and

“Year End” means December 31, 2015.

UNITS OF MEASURE

bcf	Billion cubic feet
bpd	Barrels per day
mmcf	Million cubic feet
mmcf/d	Million cubic feet per day
MW	Megawatt

METRIC CONVERSIONS

Metric	Imperial	Factor
Cubic metre kilometre	Barrel mile	3.910
Cubic metre of liquid hydrocarbons	Barrel of liquid hydrocarbons	6.290
Cubic metre of natural gas	Cubic feet of natural gas	35.494
Kilometre	Mile	0.621

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this AIF is given at or for the year ended December 31, 2015.  Amounts are expressed in Canadian dollars unless otherwise indicated.  Financial information for the Company is presented in accordance with US GAAP.

The annual capacities noted throughout this AIF take into account estimated crude receipt and delivery patterns and ongoing pipeline maintenance and reflect achievable pipeline capacity over long periods of time.

NON-GAAP MEASURES

This AIF contains references to adjusted earnings/(loss) and ACFFO. Adjusted earnings/(loss) represent earnings or loss attributable to holders of Common Shares adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections of the MD&A for the affected business segments. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

Enbridge Inc. 2015 Annual Information Form

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to non-controlling interests and redeemable non-controlling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) and ACFFO provide useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss), adjusted earnings/(loss) for each segment and ACFFO are not measures that have standardized meaning prescribed by US GAAP and are not US GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

For additional information, please refer to the MD&A.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this AIF to provide the Company’s shareholders and potential investors with information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge’s and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO; expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; estimated future dividends; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the 2015 Transaction; dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the impact of the 2015 Transaction and dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected earnings/(loss), adjusted earnings/(loss) and associated per share amounts, ACFFO, the impact of the 2015 Transaction on Enbridge or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and pipeline construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer and regulatory approvals on construction and in-service schedules.

Enbridge Inc. 2015 Annual Information Form

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the 2015 Transaction, dividend policy, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this AIF and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this AIF or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

CORPORATE STRUCTURE

INCORPORATION

Enbridge Inc. was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories and was continued under the CBCA on December 15, 1987.  The head and registered offices of Enbridge are located at 200, 425 - 1st Street SW, Calgary, Alberta, T2P 3L8.  Enbridge is a public company trading on both the TSX and NYSE under the symbol “ENB”.  Significant dates and events are set forth below.

Date	Event
April 13, 1970	Incorporated under the Companies Ordinance of the Northwest Territories as “Gallery Holdings Ltd.”.
December 15, 1987	Continued under the CBCA under the name “159569 Canada Ltd.”.
April 30, 1992

Articles amended to (i) change the Company’s name from “159569 Canada Ltd.” to “Interprovincial Pipe Line System Inc.”, and (ii) change the Company’s authorized shares to an unlimited number of Common Shares and an unlimited number of Preference Shares.

December 18, 1992

Articles amended in accordance with the Plan of Arrangement effected on December 18, 1992 between the Company and EPI (formerly Interprovincial Pipe Line Inc.). Pursuant to the Plan of Arrangement, the Company, previously a wholly-owned subsidiary of EPI, became the parent of EPI.

May 5, 1994

Articles amended to (i) change the Company’s name from “Interprovincial Pipe Line System Inc.” to “IPL Energy Inc.”, and (ii) change the place of the registered office of the Company to Calgary, Alberta.

October 7, 1998	Articles amended to change the Company’s name from “IPL Energy Inc.” to “Enbridge Inc.”.
April 29, 1999

Articles amended to (i) divide each then issued and outstanding Common Share on a two-for-one basis, effective May 10, 1999; and (ii) provide the Board with a process to add directors between meetings of the shareholders.

May 5, 2005	Articles amended to divide each then issued and outstanding Common Share on a two-for-one basis, effective May 21, 2005.

Enbridge Inc. 2015 Annual Information Form

Date	Event
May 11, 2011	Articles amended to divide each then issued and outstanding Common Share on a two-for-one basis, effective May 26, 2011.

INTERCORPORATE RELATIONSHIPS

The following organization chart presents the name and the jurisdiction of incorporation of Enbridge’s material subsidiaries as at Year End.  The chart does not include all of the subsidiaries of Enbridge.  The assets and revenues of excluded subsidiaries did not, individually exceed 10%, and in the aggregate exceed 20%, of the total consolidated assets or total consolidated revenues of Enbridge as at Year End. Unless otherwise indicated, the Company owns, directly or indirectly, 100% of the voting securities of all the subsidiaries below.

Notes:

1.            The Company holds all of the Class C units of EIPLP, both directly and indirectly through its ownership interest in IPL System.  ECT and EIPGP hold all of the Class A units of EIPLP.

2.            The Company holds a 89.2% economic interest in the Fund Group.

3.            The Company holds a 35.7% economic interest in EEP, held indirectly through its ownership interest in EECI.

4.            EEP’s interest in MEP is held through ownership of a 2% general partner interest through Midcoast Holdings, L.L.C. as well as a 51.9% limited partner interest.

5.            EEP’s interest in EELP is held through a 0.0005% general partner interest through Enbridge Pipelines (Lakehead) L.LC. as well as a 99.999% limited partnership interest.

GENERAL DESCRIPTION OF THE BUSINESS

Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in nearly 2,800 MW (2,000 MW net) of renewable and alternative energy generating capacity which is operating, secured or under construction, and the Company continues to expand its interests in wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States.

Enbridge Inc. 2015 Annual Information Form

Enbridge’s vision is to be the leading energy delivery company in North America. In pursuing this vision, the Company plays a critical role in enabling the economic well-being and quality of life of North Americans, who depend on access to plentiful energy. The Company transports, distributes and generates energy, and its primary purpose is to deliver the energy North Americans need in the safest, most reliable and most efficient way possible.

Among its peers, Enbridge strives to be the leader, which means not only leadership in value creation for shareholders but also leadership with respect to worker and public safety and environmental protection associated with its energy delivery infrastructure, as well as in customer service, community investment and employee satisfaction. Driven by this vision, the Company delivers value for shareholders from a proven and unique value proposition, which combines visible growth, a reliable business model and a dependable and growing income stream.

The Company’s initiatives center around the following eight areas of strategic emphasis:

•                  commitment to safety and operational reliability;

•                  focus on project management;

•                  preservation of financing strength and flexibility;

•                  strengthening of core businesses;

•                  development of new platforms for growth and diversification;

•                  upholding of Enbridge values;

•                  maintenance of the Company’s social license to operate; and

•                  attraction, retention and development of highly capable people.

Strategies are reviewed at least annually with direction from the Board and provide guidance for the Company’s operations and future growth.  While each area plays an important role in the execution of Enbridge’s broader long range plan, the most significant developments in the business over the past three years have been in the areas of operations management and the pursuit of growth projects, both in the Company’s core businesses as well as new ventures.

The Company’s activities are carried out through five business segments:

•                  Liquids Pipelines;

•                  Gas Distribution;

•                  Gas Pipelines, Processing and Energy Services;

•                  Sponsored Investments; and

•                  Corporate.

Revenues, earnings and adjusted earnings by operating segment in the financial years ended December 31, 2015, 2014 and 2013 are summarized in the table below.

Operating Segment	2015 (in millions $)			2014 (in millions $)			2013 (in millions $)
	Revenues	Earnings/ (loss)[2]	Adjusted Earnings[3]	Revenues	Earnings/ (loss)[2]	Adjusted Earnings[3]	Revenues	Earnings/ (loss)[2]	Adjusted Earnings[3]
Liquids Pipelines[1,4]	1,730	(224)	691	2,283	463	858	2,272	427	770
Gas Distribution	3,560	222	210	3,216	213	177	2,741	129	176
Gas Pipelines, Processing and Energy Services[1,4]	20,862	218	89	23,023	571	136	20,310	(68)	203
Sponsored Investments[1,4]	7,642	479	859	9,119	419	429	7,595	268	313
Corporate[5]	-	(732)	17	-	(558)	(26)	-	(314)	(28)

Notes:

1.            Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within the Sponsored Investments segment pursuant to the 2015 Transaction. Revenues of $603 million and loss of $403 million in the year ended December 31, 2015 (2014 - revenues of $1,679 million and earnings of $320 million; 2013 - revenues of $1,752 million and earnings of $261 million) which relate to liquids pipelines assets prior to the transfer have not been reclassified into the Sponsored Investments segment for presentation purposes. Revenues of $83 million and earnings of $1 million in the year ended December 31, 2015 (2014 - revenues of $91 million and loss of $2 million; 2013 - revenues of $44 million and loss of $55 million) which relate to Gas Pipelines, Processing and Energy Services assets prior to the transfer have not been reclassified into the Sponsored Investments segment for presentation purposes. Additionally, liquids pipelines assets of $17,766 million as at December 31, 2014 and Gas Pipelines, Processing and Energy Services assets of $1,095 million as at December 31, 2014 have not been reclassified into the Sponsored Investments segment for presentation purposes.

2.            Earnings from continuing operations.

3.            Adjusted earnings is a non-GAAP measure that does not have any standardized meaning prescribed by generally accepted accounting principles. See “Non-GAAP Measures” of this AIF.

4.            Adjusted earnings from the Canadian liquids pipelines assets prior to the date of transfer of $508 million in the year ended December 31, 2015 (2014 - $688 million; 2013 - $631 million) and adjusted earnings from the Canadian renewable energy assets within the Gas Pipelines, Processing and Energy Services segment prior to the date of transfer under the 2015 Transaction of $6 million in the year ended December 31, 2015 (2014 - loss of $3 million; 2013 - loss of $4 million), have not been reclassified into the Sponsored Investments segment for presentation purposes.

5.            Included within the Corporate segment was interest income of $822 million (2014 - $694 million; 2013 - $443 million) charged to other operating segments.

Enbridge Inc. 2015 Annual Information Form

The map below shows Enbridge’s operations, including the headquarters for Enbridge, EEP and EGD joint ventures in liquids and natural gas pipelines.

GENERAL DEVELOPMENT OF THE BUSINESS

Over the course of the last three years, there have been a number of significant developments for the Company.

COMMODITY PRICES

Beginning in the third quarter of 2014, the price of crude oil began a dramatic decline. Benchmark prices for crude oil, which had been trading over U.S.$105 per barrel in June 2014, fell to as low as U.S.$37 per barrel by the end of 2015 as a result of significant increases in production both inside and outside of North America. Prices have declined further since the beginning of 2016, falling to below U.S.$30 per barrel in January 2016 and are expected to remain volatile in the near to mid-term as the market seeks to re-balance supply and demand.  The international market for crude oil has seen a significant increase in production from North American basins and increased production from the Organization of Petroleum Exporting Countries in the face of slower global demand growth. The downturn in price has impacted Enbridge’s liquids pipelines’ customers, who have responded by reducing their exploration and development spending for 2015 and into 2016. For additional information, please refer to the MD&A.

OPERATIONAL DEVELOPMENTS

A key focus in Enbridge’s corporate strategy is the successful execution of its growth capital program. In 2013, 2014 and 2015, the Company successfully placed into service approximately $5 billion, $10 billion and $8 billion, respectively, of growth projects across several business units. Enbridge’s remaining portfolio of approximately $18 billion of growth projects is expected be placed into service by 2019, with approximately $2 billion expected to come into service during 2016.

Enbridge’s growth capital program is anchored by three major market access initiatives, supported by several Mainline System expansion and regional infrastructure projects that are designed to ensure that there is sufficient capacity to support these new market access extensions. The three major market initiatives are:

• the Gulf Coast Access Program;

• the Eastern Access Program; and

• the Light Oil Market Access Program.

In 2014, the Company made significant strides in its market access initiatives. In December 2014, Enbridge placed into service the Flanagan South Pipeline and Seaway Pipeline Twin, two key components of its Gulf Coast Access Program. Significant progress was also made in the Company’s Eastern Access Program with the completion of the Line 6B replacement and expansion project in September 2014.

During 2015, Enbridge continued to execute on its Gulf Coast Access Program through the completion of a phase of the Mainline Expansion project that increased the capacity of the Mainline System by 230,000 bpd and contributed to record throughput levels on the Mainline System in December 2015. Significant milestones were also reached on the Company’s Eastern Access Program, as the Company completed the reversal of Line 9B and placed the 300,000 bpd line into service in December 2015. The Eastern Access Program provides increased access to refineries in the upper midwest United States and eastern Canada. Under the Company’s Light Oil Market Access Program, Enbridge completed the Line 9 capacity expansion portion of the Line 9B project noted above as well as Southern Access Extension, which was completed in December 2015 and provides additional crude oil capacity of 300,000 bpd from Flanagan, Illinois to Patoka, Illinois. Additionally, EEP further expanded the capacity of the Lakehead System between Superior, Wisconsin and Griffith, Indiana through the completion of a phase of the Southern Access expansion in May 2015 and the completion of the twinning of the Spearhead North pipeline in November 2015. For additional information, please refer to the MD&A.

Enbridge Inc. 2015 Annual Information Form

Also in 2015, Alliance Pipeline successfully re-contracted its firm capacity with shippers for an average contract length of approximately five years under its New Services Framework that commenced in December 2015. For additional information, please refer to the MD&A.

FUNDING STRATEGY

The maintenance of financial strength and flexibility is fundamental to Enbridge’s growth strategy, particularly in light of the large level of capital projects currently secured or under development. The Company’s financing plan is regularly updated to reflect evolving capital requirements and financial market conditions and identifies a variety of potential sources of debt and equity funding alternatives, including utilization of its sponsored vehicles through which it can monetize assets, with the objective of diversifying funding sources and maintaining access to low cost capital.

In May 2013, EEP formed MEP as its wholly-owned subsidiary. Subsequently, on November 13, 2013, MEP completed its initial public offering of 18.5 million Class A common units representing limited partner interests and subsequently issued an additional 2.8 million Class A common units pursuant to an underwriters’ overallotment option. MEP received proceeds of approximately U.S.$355 million.

In November 2014, the Fund Group completed the acquisition of Enbridge’s 50% interest in the U.S. portion of the Alliance Pipeline and the subscription for and purchase of Class A units of Enbridge’s subsidiaries that indirectly own the Canadian and United States segments of the Southern Lights Pipeline. The Class A units, which are non-voting and do not confer any governance or ownership rights in the Southern Lights Pipeline, provide a defined cash flow stream to the Fund Group. Total consideration for the transaction was approximately $1.8 billion. Enbridge received on completion approximately $421 million in cash and $461 million in the form of preferred units of ECT, an entity within the Fund Group. Enbridge’s overall economic interest in the Fund Group was reduced from 67.3% to 66.4% upon completion of the transaction. For additional information, please refer to the MD&A.

In January 2015, Enbridge completed the transfer of its 66.7% interest in the United States segment of the Alberta Clipper Pipeline, held through a wholly-owned Enbridge subsidiary in the United States, to EEP. At the time of the transfer, EEP already owned the remaining 33.3% interest in the United States segment of Alberta Clipper. Aggregate consideration for the transfer was US$1 billion, consisting of approximately US$694 million of Class E equity units issued to Enbridge by EEP and the repayment of approximately US$306 million of indebtedness owed to Enbridge. The terms of the transfer were reviewed and recommended by an independent committee of EEP. For additional information, please refer to the MD&A.

On August 10, 2015, EPI transferred its ownership interest in EECI to EUSHI, a wholly-owned subsidiary of Enbridge, in exchange for 1,487,037,942 Series C Preferred shares of EUSHI with a fair value of approximately $1,487 million. EECI directly held the United States assets of EPI, which included certain liquids pipelines assets within its Liquids Pipelines segment, all assets within the Sponsored Investments segment and certain renewable energy assets within its Corporate segment. Also on August 10, 2015, EUSHI redeemed the Series C Preferred shares held by EPI in exchange for demand promissory notes of approximately $1,487 million, which were repaid the same day by EUSHI and the proceeds received were used to make a return of capital payment to Enbridge.

On September 1, 2015, Enbridge announced the completion of the 2015 Transaction, which consisted primarily of the transfer of its Canadian Liquids Pipelines business, held through EPI and EPAI, and certain Canadian renewable energy assets, to EIPLP, for aggregate consideration of $30.4 billion plus incentive distribution and performance rights, less working capital arrangements.  The liquids pipelines assets acquired in the 2015 Transaction primarily consist of the Canadian Mainline, held through EPI, and the Regional Oil Sands System, held through EPAI. The renewable energy assets include interests in three operational wind farms in Quebec and one operational wind farm in Alberta. Upon closing of the 2015 Transaction, Enbridge acquired a controlling interest in EIPLP of approximately 57.2%, reducing ECT’s ownership to approximately 42.8%. Additionally, Enbridge now holds a 51% direct interest in EIPGP.  For additional information, please refer to the MD&A.

Enbridge Inc. 2015 Annual Information Form

In addition, as part of the 2015 Transaction, effective September 1, 2015, Enbridge transferred all Class B units of Southern Lights Canada to the Fund Group. Following the closing of the Transaction, the Fund Group holds all the ownership, economic interests and voting rights, direct and indirect, in Southern Lights Canada. Enbridge continues to indirectly own all of the Class B Units of Southern Lights US.

In 2015, leading up to the completion of the 2015 Transaction, the Company did not access the public capital markets as regularly as it had in previous years. However, once the 2015 Transaction was completed, Enbridge again began to access the public debt and equity markets in normal course. In 2015, Enbridge, through its sponsored vehicles, issued equity of approximately $1,066 million. In addition, Enbridge and its subsidiaries issued approximately $1,570 million in MTNs, U.S.$1,600 million in senior notes and also maintained its liquidity through secured credit facilities.

GROWTH PROJECTS

In 2010, Northern Gateway submitted an application to the NEB and the Joint Review Panel was established to review the proposed project, pursuant to the NEB Act and the Canadian Environmental Assessment Act.  In December 2013, the Joint Review Panel issued its report on Northern Gateway. The report found that the petroleum industry is a significant driver of the Canadian economy and an important contributor to the Canadian standard of living and noted that the benefits of Northern Gateway outweigh its burdens.  In June 2014, the Governor in Council approved Northern Gateway, subject to 209 conditions following the recommendation from the Joint Review Panel. The Company continues to work closely with its customers in advancing this project to open West Coast market access and is making progress in fulfilling the conditions and building relationships and trust with communities and Aboriginal groups along the proposed route.  Nine applications to the Federal Court of Appeal for leave for judicial review of the Order in Council were filed in July 2014 which were consolidated into one proceeding. The hearing of these applications took place in October 2015. Depending on the outcome of these proceedings, which is anticipated for 2016, an application for Leave to Appeal to the Supreme Court of Canada is a possibility. For additional information, please refer to the MD&A.

In 2013, the Company secured commercial support for several projects, including the $1.6 billion Wood Buffalo Extension pipeline (now part of the Regional Oil Sands Optimization Project) and the $1.3 billion Norlite Pipeline System. The Company also acquired interests in several projects, including Blackspring Ridge Wind Project, Saint Robert Bellarmin Wind Project, JACOS Hangingstone Project and Surmont Phase 2 Project and placed a number of other projects into service including Tioga Lateral Pipeline, Bakken Expansion Program, Texas Express NGL System, Montana-Alberta Tie-Line and Lac Alfred Wind Project.

Enbridge continues to expand its renewable asset footprint and is one of Canada’s largest wind and solar power generators.  With the purchase of additional interests in 2014 in the Lac Alfred and Massif du Sud wind farms, along with the acquisition of interests in two producing wind farms in the United States, Enbridge increased its net generating capacity in 2014 to approximately 1,600 MW.  In 2015, Enbridge brought into service the Keechi Wind Project and also announced acquisitions of the 103 MW New Creek Wind Project in West Virginia and a 24.9% interest in the 400 MW Rampion Project in the United Kingdom, which are expected to be placed into service in 2016 and 2018, respectively, increasing Enbridge’s interests to nearly 2,000 MW of net renewable and alternative energy generating capacity.

Enbridge Inc. 2015 Annual Information Form

In 2014, Enbridge announced the $7.5 billion Line 3 Replacement Program, the largest capital project in the Company’s history. The Line 3 Replacement Program will support the safety and operational reliability of the Mainline System and enhance flexibility on the Mainline System allowing the Company to further optimize throughput. For additional information, please refer to the MD&A.

The table below summarizes acquisitions and commercially secured projects within each of the Company’s business segments, which were either completed in the last three years or are currently under active development or construction.  The MD&A includes further details on certain of the projects set out below.

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
LIQUIDS PIPELINES
Seaway Crude Pipeline System • Acquisition/Reversal/Expansion • Twinning/Extension	Reversal of pipeline from Freeport, Texas to Cushing, Oklahoma, as well as expansion and extension to the Port Arthur/Beaumont, Texas refining centre.	U.S.$1.3 billion U.S.$1.2 billion	2012-2013 2014
Eastern Access - Toledo Expansion	Expansion of the Toldeo Pipeline.	$0.2 billion	2013
Eddystone Rail Project	Project to develop a unit-train unloading facility and related local pipeline infrastructure near Philadelphia, Pennsylvania.	U.S.$0.1 billion	2014
Flanagan South Pipeline Project	Pipeline from Flanagan, Illinois to Cushing, Oklahoma.	U.S.$2.9 billion	2014
Southern Access Extension	New pipeline between Flanagan, Illinois and Patoka, Illinois, along with two new pump stations.	U.S.$0.6 billion	2015
GAS DISTRIBUTION
Great Toronto Area Project	Expansion of natural gas distribution system in the Greater Toronto Area.	$0.9 billion	2016 (in phases)
GAS PIPELINES, PROCESSING AND ENERGY SERVICES
Pipestone and Sexsmith Project	Acquisition of sour gas gathering and compression facilities located in Peace River Arch Region of northwest Alberta.	$0.3 billion	2012-2014 (in phases)
Montana-Alberta Tie-Line	Transmission line from Great Falls, Montana to Lethbridge, Alberta	U.S.$0.4 billion	2013
Venice Condensate Stabilization Facility	Expansion of the condensate processing capacity to accommodate additional natural gas production.	U.S.$0.1 billion	2013
Magic Valley and Wildcat Wind Farms	Acquisition of a 80% interest in two wind farms near Texas and Indiana.	U.S.$0.3 billion	2014
Walker Ridge Gas Gathering System	New pipeline to provide natural gas gathering services to the Jack, St. Malo and Big Foot ultra-deepwater developments in the Gulf of Mexico.	U.S.$0.4 billion	2014-TBD (in phases)
Keechi Wind Project	110 MW wind project located in Jack County, Texas.	U.S.$0.2 billion	2015
Aux Sable Extraction Plant Expansion	Expansion of fractionation capacity and related facilities at the Aux Sable extraction and fractionation Plant located in Channahon, Illinois.	U.S.$0.1 billion	2016

Enbridge Inc. 2015 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
Heidelberg Oil Pipeline	New pipeline in the Gulf of Mexico to connect the proposed Heidelberg development, operated by Anadarko Petroleum Corporation, to an existing third-party system.	U.S.$0.1 billion	2016
New Creek Wind Project	103 MW wind project located in Grant County, West Virginia.	U.S.$0.2 billion	2016
Stampede Oil Pipeline	New pipeline in the Gulf of Mexico to connect the planned Stampede development, operated by Hess to an existing third party pipeline system.	U.S.$0.2 billion	2018
Rampion Offshore Wind Project	24.9% interest in the 400 MW wind project located of the Sussex coast in the United Kingdom.	$0.8 billion (£0.37 billion)	2018
Big Foot Oil Pipeline	New crude oil pipeline from the Big Foot ultra-deepwater development in the Gulf of Mexico.	U.S.$0.2 billion	TBD
Cabin Gas Plant	71% interest in gas processing plant development in Horn River Basin northeast of Fort Nelson, British Columbia.	$0.8 billion	TBD
SPONSORED INVESTMENTS
Fund Group - Athabasca Pipeline Capacity Expansion	Expansion of the Athabasca pipeline to its full capacity	$0.4 billion	2013 (in phases)
Fund Group - Bakken Expansion Program	Joint project with EEP to expand Canadian portion of the crude oil pipeline capacity from the Bakken and Three Forks formations.	$0.2 billion	2013
Fund Group - Lac Alfred Wind Project	67.5% interest in 300 MW wind project located in Quebec’s Bas-Saint-Laurent region; power produced is sold to Hydro-Quebec.	$0.3 billion	2013 (in phases)
Fund Group - Massif du Sud Wind Project	80% interest in the development of 150 MW wind project located east of Quebec City; power produced is sold to Hydro-Quebec.	$0.2 billion	2013
Fund Group - Saint Robert Bellarmin Wind Project	50% interest in the 80 MW win project, located 300 kilometres (185 miles) east of Montreal, Quebec; power produced is sold to Hydro-Quebec.	$0.1 billion	2013
Fund Group - Suncor Bitumen Blend	Outside the Athabasca Tank Farm a 350,000 barrel tank for new blend and diluent lines and pumping capacity.	$0.2 billion	2013
Fund Group - Tioga Lateral Pipeline	Alliance Pipeline L.P. project for new gas pipeline and associated facilities from Bakken region to Alliance near Sherwood, North Dakota.	U.S.$0.1 billion	2013
Fund Group - Canadian Mainline System Terminal Flexibility and Connectivity	Expansion program to accommodate additional light oil volumes as well as enhance operational flexibility of the Canadian Mainline terminals.	$0.7 billion	2013-2015 (in phases)
Fund Group - Eastern Access Line 9 Reversal and Expansion	Includes reversal of Line 9A, reversal of Line 9B and expansion of Line 9.	$0.8 billion	2013-2015 (in phases)

Enbridge Inc. 2015 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
Fund Group - Blackspring Ridge Wind Project	50% interest in the 300 MW wind project, located 50 kilometres (31 miles) north of Lethbridge, Alberta in Vulcan County.	$0.3 billion	2014
Fund Group - Norealis Pipeline	Terminal and pipeline for the Sunrise Oil Sands Project and additional tankage at the Cheecham terminal.	$0.5 billion	2014
Fund Group - Surmont Phase 2 Expansion	Project to expand the Cheecham Terminal to accommodate incremental bitumen production from Surmont’s Phase 2 Expansion.	$0.3 billion	2014-2015 (in phases)
Fund Group - AOC Hangingstone Lateral	New pipeline from the proposed Athabasca Oil Corporation Hangingstone oil sands project site to the Cheecham Terminal.	$0.2 billion	2015
Fund Group - Canadian Mainline Expansion	Project to expand Alberta Clipper pipeline from Hardisty, Alberta to Canada/United States border involving addition of horsepower.	$0.7 billion	2015
Fund Group - Edmonton to Hardisty Expansion	New pipeline between Edmonton, Alberta and Hardisty, Alberta to expand capacity of the Canadian Mainline system along with five new 500,000 barrel tanks in Edmonton.	$1.6 billion	2015 (in phases)
Fund Group - Sunday Creek Terminal Expansion	Expansion of facilities at the Sunday Creek Terminal located in Christina Lake area of Northern Alberta.	$0.2 billion	2015
Fund Group - Woodland Pipeline Extension	New pipeline from Enbridge’s Cheecham Terminal to its Edmonton Terminal.	$0.7 billion	2015
Fund Group - JACOS Hangingstone Project	New pipeline from Japan Canada Oil Sands Limited Hangingstone oil sands project to the Cheecham Terminal.	$0.2 billion	2016
Fund Group - Norlite Pipeline System[2]	New diluent pipeline connecting the Stonefell Terminal to the Cheecham Terminal with an extension to Suncor’s East Tank Farm.	$1.3 billion	2017
Fund Group - Regional Oil Sands Optimization Project	Optimization of the Wood Buffalo Extension and the Athabasca Pipeline Twin, expansions which are currently in execution.	$2.6 billion	2017
Fund Group - Canadian Line 3 Replacement Program	Replacement of approximately 1,084 km line segments of the existing Line 3 pipeline between Hardisty, Alberta and Gretna, Manitoba.	$4.9 billion	2019
EEP - Ajax Cryogenic Processing Plant	Project to increase processing capacity on EEP’s Anadarko System.	U.S.$0.2 billion	2013
EEP - Bakken Access Program	Series of projects to complement EEP’s Bakken Expansion Program, including increasing pipeline capacities, construction of storage tanks and addition of truck access facilities.	U.S.$0.1 billion	2013
EEP - Bakken Expansion Program	Joint project with the Fund to expand U.S. portion of the crude oil pipeline capacity from the Bakken and Three Forks formations.	U.S.$0.3 billion	2013

Enbridge Inc. 2015 Annual Information Form

Project	Description	Actual/Estimated Capital Cost[1]	Actual/Expected In-Service Date
EEP - Berthold Rail Project	Expansion of Berthold Terminal, as well as construction of a train loading facility, crude oil tankage and other terminal facilities.	U.S.$0.1 billion	2013
EEP - Texas Express NGL System	New joint venture NGL pipeline and NGL gathering system.	U.S.$0.4 billion	2013
EEP - Line 6B 75-Mile Replacement Program	Project to replace 120 kilometres (75-miles) of non-contiguous sections of Line 6B of EEP’s Lakehead System.	U.S.$0.4 billion	2013-2014 (in phases)
EEP - Eastern Access[3]

Multiple projects including the expansion of EEP’s Line 5 light crude oil line between Superior, Wisconsin and the international border at the St. Clair River, expansion of Line 62 between Flanagan, Illinois and Griffith, Indiana and replacement of additional sections of Line 6B to increase capacity.

		U.S.$2.7 billion	2013-2016 (in phases)
EEP - Lakehead System Mainline Expansion[3]

Several projects including expansion of Alberta Clipper pipeline between the Canada/United States border and Superior, Wisconsin; expansion of Southern Access between Superior, Wisconsin and Flanagan; Illinois and twinning of existing Spearhead North Pipeline.

		U.S.$2.4 billion	2014-2019
EEP - Beckville Cryogenic Processing Facility	Project to construct a cryogenic natural gas processing plant near Beckville in Panola County, Texas.	U.S.$0.2 billion	2015
EEP - Eaglebine Gathering	Project to construct a lateral and associated facilities to create gathering capacity of over 50 mmcf/d for rich natural gas in East Texas.	U.S.$0.2 billion	2015-TBD (in phases)
EEP - Sandpiper Project[4]	Several individual projects to expand and extend EEP’s North Dakota feeder system.	U.S.$2.6 billion	[2019
EEP - U.S. Line 3 Replacement Program	Replacement of 576 km of the remaining U.S. line segments of the existing Line 3 pipeline between North Dakota and Wisconsin that are not covered by existing integrity programs.	U.S.$2.6 billion	[2019

Notes:

1.      With respect to projects still under construction, amounts are estimates and subject to upward or downward adjustment based on various factors. Where appropriate, the amounts reflect Enbridge’s share of joint venture projects.

2.      EPAI will construct and operate the Norlite Pipeline System which will be funded 30% by Keyera Corp.

3.      The Eastern Access and Lakehead System Mainline Expansion projects are funded 75% by Enbridge and 25% by EEP.

4.      Enbridge will construct and operate the Sandpiper Project. Marathon Petroleum Corporation will fund 37.5% of the project.

LIQUIDS PIPELINES

Liquids Pipelines comprises the ownership and operation of crude oil and other liquid hydrocarbons pipelines and terminals in Canada and the United States.  Until August 31, 2015, Liquids Pipelines consisted of common carrier and contract crude oil, NGL and refined products pipelines and terminals in Canada and the United States, including the Canadian Mainline, Regional Oil Sands System, Seaway Crude Pipeline System, Flanagan South Pipeline, Southern Lights Pipeline, Spearhead Pipeline and other feeder pipelines. Effective September 1, 2015, pursuant to the 2015 Transaction, Enbridge transferred to the Fund Group, the Canadian Mainline, Regional Oil Sands System, the Canadian portion of the Southern Lights Pipeline and certain residual rights and/or obligations relating to certain terminal and storage assets. The performance of these transferred assets is now reported under the Sponsored Investments segment from the date of transfer.

Enbridge Inc. 2015 Annual Information Form

As at December 31, 2015, some of the assets in this business segment include:

•                                        A 50% interest in the Seaway Crude Pipeline System, which transports various grades of crude oil from Cushing, Oklahoma to the U.S. Gulf Coast;

•                                        A 100% interest in the Flanagan South Pipeline project which transports crude oil from the Company’s terminal at Flanagan, Illinois to Cushing, Oklahoma;

•                                        The Spearhead Pipeline, a long-haul pipeline which transports various grades of crude oil from Flanagan, Illinois to Cushing, Oklahoma;

•                                        The Southern Access Extension, a pipeline which transports crude oil from Flanagan, Illinois to Patoka, Illinois; and

•                                        Other feeder pipelines which primarily includes the Company’s 85% interest in Olympic Pipe Line Company, the Norman Wells System, interests in a number of liquids pipelines in the United States, including the Toledo Pipeline, which connects with the EEP mainline at Stockbridge, Michigan, and the Company’s 75% joint venture interest in Eddystone Rail.

The map on page 18 depicts the location of the Company’s principal Liquids Pipelines operations. For additional information, please refer to the MD&A and see “General Development of the Business – Funding Strategy” of this AIF.

Enbridge Inc. 2015 Annual Information Form

Norman Wells
CANADA
Zama
Fort McMurray
Cheecham
Edmonton
Hardisty
Blaine
Portland
UNITED STATES
Superior
Montreal
Toronto
Sarnia
Buffalo
Chicago
Toledo
1
Patoka
Wood River
Cushing
MEXICO
Houston
New Orleans
Current Assets
Growth Projects
The Fund Group[1]
The Fund Group Legacy Assets
Enbridge Energy Partners, L.P.

Liquids Pipelines

1 Southern Access Extension

1 Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business to the Fund Group within Sponsored Investments. For further details, refer to *Canadian Restructuring Plan*.

Enbridge Inc. 2015 Annual Information Form

GAS DISTRIBUTION

Gas Distribution consists of the Company’s natural gas utility operations, the core of which is EGD, which serves residential, commercial and industrial customers, primarily in central and eastern Ontario as well as northern New York State.  This business segment also includes natural gas distribution activities in Quebec and New Brunswick, primarily through EGNB.

ENBRIDGE GAS DISTRIBUTION

EGD is Canada’s largest natural gas distribution company and has been in operation for more than 160 years.  It serves over two million customers in central and eastern Ontario and parts of northern New York State.  EGD’s utility operations are regulated by the Ontario Energy Board and by the New York State Public Service Commission.  EGD is a reporting issuer in each of the provinces of Canada.

EGD is subject to seasonal demand as a significant portion of gas distribution customers use natural gas for space heating.  As a result, volumes delivered and resulting revenues and earnings typically increase during the winter months of the first and fourth quarters of any given year.  Revenues generated by EGD also vary from quarter-to-quarter with fluctuations in the price of natural gas, although the impact on earnings is nil due to the pass through nature of these costs.  Further, as a result of continued changes in customer billing to increase the fixed charge portion and decrease the per unit volumetric charge, revenues and earnings will shift from the colder winter quarters progressively to the warmer summer quarters, with no material impact on full year revenue and earnings.  This change will also have an impact upon the comparability of a given quarter from year to year.

There are four principal interrelated aspects of the natural gas distribution business in which EGD is directly involved: Distribution Service, Gas Supply, Transportation and Storage.

Distribution Service

EGD’s principal source of revenue arises from distribution of natural gas to customers.  The services provided to residential, small commercial and industrial heating customers are primarily on a general service basis (without a specific fixed term or fixed price contract).  The services provided to larger commercial and industrial customers are usually on an annual contract basis under firm or interruptible service contracts.

Gas Supply

To acquire the necessary volume of gas to serve its customers, EGD maintains a diversified natural gas supply portfolio.  During the year ended December 31, 2015, EGD acquired approximately 275 bcf  of natural gas, of which 67%  was acquired from western Canadian producers, 19%  was acquired from suppliers in Chicago, Illinois and 14% was acquired on a delivered basis in Ontario.  EGD also transported 166 bcf of natural gas on behalf of direct purchase customers operating under a transportation service arrangement.

EGD’s system supply natural gas contracts have pricing structures responsive to supply and demand conditions in the North American natural gas market.  The prices in these contracts may be indexed to Alberta, Chicago or New York based prices.

Transportation

TransCanada PipeLines Limited transports approximately 73% or 325 bcf of the annual natural gas supply requirements of EGD’s customers.  EGD has firm transportation service contracts with TransCanada PipeLines Limited for a portion of this requirement.

Enbridge Inc. 2015 Annual Information Form

EGD relies on its long-term contracts with Union Gas Limited for transportation of natural gas from Dawn, Ontario to EGD’s major market in the Greater Toronto Area.  These contracts effectively provide EGD with access to the United States sourced natural gas at Dawn.  These contracts also provide transportation for natural gas received at Dawn via the Vector Pipeline as well as natural gas stored at EGD’s and Union Gas Limited’s storage pools in the Sarnia, Ontario area to EGD’s market areas.

Storage

The business of EGD is highly seasonal as daily market demand for natural gas fluctuates with changes in weather, with peak consumption occurring in the winter months.  Utilization of storage facilities permits EGD to take delivery of natural gas on favourable terms during off-peak summer periods for subsequent use during the winter heating season.  This practice permits EGD to minimize the annual cost of transportation of natural gas from its supply basins, assists in reducing its overall cost of natural gas supply and adds a measure of security in the event of any short-term interruption of transportation of natural gas to EGD’s franchise area.

EGD’s principal storage facilities are located in southwestern Ontario, near Dawn, and have a total working capacity of approximately 113 bcf.  Approximately 92 bcf of the total working capacity is available to EGD for utility operations.  EGD also has storage contracts with third parties for 21 bcf of storage capacity.

Historical Operating Statistics

The following table presents certain statistics relating to the past three years of operations of EGD.

	2015	2014	2013
Gas supply and send out (mmcf)
Natural gas purchased	274,042	321,839	276,019
Gas into storage	(50,798)	(54,717)	(75,827)
Gas out of storage	50,268	27,641	64,036

Total gas sendout	273,512	294,763	264,228
Transportation of gas	165,809	169,445	172,798
	439,321	464,208	437,026

Gas sales to customers (mmcf)	269,417	289,786	259,992
Transportation of gas	152,748	157,513	160,725

Total sales	422,165	447,299	420,717

Used by EGD	212	212	141
Other volumetric variations	16,944	16,697	16,168

	439,321	464,208	437,026

Average daily sendout (mmcf)	1,200	1,271	1,200

Average use per residential customer (thousand cubic feet)	90	99	92
Heating degree days[1]
Actual	3,710	4,044	3,746
Forecast based on normal weather	3,536	3,517	3,668

Number of active customers at year end[2]
Residential	1,820,705	1,750,886	1,679,211
Commercial	132,279	131,516	129,724
Industrial	4,880	4,928	4,904
Wholesale	1	1	1
Transportation	170,784	210,815	251,434

	2,128,649	2,098,146	2,065,274
New customer additions[3]	31,868	34,839	34,872

Enbridge Inc. 2015 Annual Information Form

Notes:

1.            Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s distribution franchise area.  It is calculated by accumulating, for the fiscal year, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius.  A daily mean temperature of zero degrees Celsius on any day equals 18 heating degree days for that day.  The figures given are those accumulated in the Greater Toronto Area.

2.            Number of active customers is the number of natural gas consuming customers at the end of the year and includes gas sales and transportation service customers.  As the commodity cost of gas is flowed through to natural gas sales customers with no mark up, the composition of customers between natural gas sales and transportation service has no material impact on EGD’s earnings.

3.            New customer additions is the number of new service lines installed during the year.

OTHER GAS DISTRIBUTION AND STORAGE

Other gas distribution operations include natural gas distribution utility operations in Quebec and New Brunswick, the most significant being EGNB which is wholly-owned and operated by the Company. EGNB owns the natural gas distribution franchise in the province of New Brunswick and has approximately 12,000 customers.   EGNB is regulated by the New Brunswick Energy and Utilities Board.

The map below depicts the location of the Company’s principal Gas Distribution operations. For additional information, please refer to the MD&A.

Enbridge Inc. 2015 Annual Information Form

GAS PIPELINES, PROCESSING AND ENERGY SERVICES

Gas Pipelines, Processing and Energy Services consists of investments in natural gas pipelines, gathering and processing facilities and the Company’s energy services businesses, along with renewable energy and transmission facilities. Effective September 1, 2015, pursuant to the 2015 Transaction, Enbridge transferred to the Fund Group certain Canadian renewable energy assets which are reported under the Sponsored Investments segment from the date of transfer.

Investments in natural gas pipelines include the Company’s interests in the Vector Pipeline and transmission and gathering pipelines in the Gulf of Mexico. Investments in natural gas processing include the Company’s interest in Aux Sable, a natural gas extraction and fractionation business located near the terminus of the Alliance Pipeline and Canadian Midstream assets located in northeast British Columbia and northwest Alberta. The energy services businesses undertake physical commodity marketing activity and logistical services, oversee refinery supply services and manage the Company’s volume commitments on Alliance Pipeline, Vector Pipeline and other pipeline systems.

The map on page 23 depicts the location of the Company’s Gas Pipelines, Processing and Energy Services operations. For additional information, please refer to the MD&A.

Enbridge Inc. 2015 Annual Information Form

CANADA
Calgary
UNITED STATES
Superior
Montreal
Toronto
Sarnia
Chicago
Toledo
Denver
Las Vegas
Cushing
Houston
New Orleans
MEXICO
UNITED KINGDOM
London
Brighton and Hove
English Channel
1
2
3
4
5
6
7
8
9

Gas Pipelines, Processing and Energy Services[1]

1 Keechi Wind Project
2 Walker Ridge Gas Gathering System
3 Big Foot Oil Pipeline
4 Heidelberg Oil Pipeline
5 Tupper Main and Tupper West Gas Plants
6 Aux Sable Extraction Plant Expansion
7 New Creek Wind Project
8 Stampede Oil Pipeline
9 Rampion Offshore Wind Project

- Current Assets
- Growth Projects
- Wind Assets
- Wind Assets – The Fund Group[1]
- The Fund Group Legacy Assets
- Solar Assets
- Gas Assets
- Growth Gas Assets

1 Effective September 1, 2015, Enbridge transferred certain Canadian renewable energy assets to the Fund Group within Sponsored Investments. For additional information on the 2015 Transaction, please refer to the *MD&A* and this *AIF*.

Enbridge Inc. 2015 Annual Information Form

SPONSORED INVESTMENTS

Effective September 1, 2015, pursuant to the 2015 Transaction, Sponsored Investments includes the Company’s overall 89.2% economic interest in the Fund Group. Also included within Sponsored Investments is the Company’s 35.7% economic interest in EEP (in addition to a U.S.$1.2 billion investment in EEP preferred units) and Enbridge’s interests in both the Eastern Access and Lakehead System Mainline Expansion projects held through EELP. Enbridge, through its subsidiaries, manages the day-to-day operations of and develops and assesses opportunities for each of these investments, including both organic growth and acquisition opportunities.

FUND GROUP

The Fund Group’s primary operations include three core businesses: Liquids Pipelines, Gas Pipelines and Green Power. Effective September 1, 2015, pursuant to the 2015 Transaction, Enbridge transferred to the Fund Group certain Canadian renewable energy assets, its Canadian Liquids Pipelines business, comprised of the Canadian Mainline, Regional Oil Sands System, the Canadian portion of the Southern Lights Pipeline and certain residual rights and/or obligations relating to certain terminal and storage assets. For additional information, please refer to the MD&A.

Liquids Pipelines

In addition to the liquids pipelines assets transferred as part of the 2015 Transaction, the Liquids Pipelines business also operates a crude oil gathering system and trunkline pipeline in southern Saskatchewan and southwestern Manitoba, connecting to the Mainline System at Cromer, Manitoba. In addition, Liquids Pipelines includes the Canadian portion of the Bakken Expansion Pipeline, an interest acquired in Southern Lights Pipeline in November 2014, as well as the Hardisty Contract Terminals and Hardisty Storage Caverns located near Hardisty, Alberta.

The following table sets forth the average throughput deliveries on the Canadian Mainline for the financial years ended December 31, 2015, 2014 and 2013. The Mainline System is comprised of the Canadian Mainline and the Lakehead System. The Canadian Mainline is a common carrier pipeline system which transports various grades of oil and other liquid hydrocarbons within western Canada and from western Canada to the Canada/United States border near Gretna, Manitoba and Neche, North Dakota and from the United States/Canada border near Port Huron, Michigan and Sarnia, Ontario to eastern Canada and the northeastern United States. The Canadian Mainline includes six adjacent pipelines, with combined design operating capacity of approximately 2.85 million bpd that connect with the Lakehead System at the Canada/United States border (and form the Mainline System), as well as four crude oil pipelines and one refined products pipeline that deliver into eastern Canada and the northeastern United States. It also includes certain related pipelines and infrastructure, including decommissioned and deactivated pipelines.

Enbridge Inc. 2015 Annual Information Form

	2015 (thousands of bpd)	2014 (thousands of bpd)	2013 (thousands of bpd)
Canadian Mainline	2,185	1,995	1,737

Gas Pipelines

The Alliance Pipeline, which includes both the Canadian and the U.S. portion of Alliance Pipeline, consists of approximately 3,000 kilometres (1,864 miles) of integrated, high-pressure natural gas transmission pipeline and approximately 860 kilometres (534 miles) of lateral pipelines and related infrastructure. Alliance Pipeline transports liquids-rich natural gas from northeast British Columbia, northwest Alberta and the Bakken area in North Dakota to the Alliance Chicago gas exchange hub downstream of the Aux Sable NGL extraction and fractionation plant at Channahon, Illinois. The Canadian and U.S. portions of Alliance Pipeline have annual firm service shipping capacity to deliver 1.455 bcf/d and 1.325 bcf/d, respectively. The Fund Group owns 50% of the Canadian portion of Alliance Pipeline and 50% of the U.S. portion of Alliance Pipeline. Natural gas transported on Alliance Pipeline downstream of the Aux Sable plant can be delivered to two local natural gas distribution systems in the Chicago area and five interstate natural gas pipelines, providing shippers with access to Midwest and eastern natural gas markets.

Green Power

Within Green Power, the Fund Group had interests of over 500 MW of net renewable and alternative power generation capability prior to the completion of the 2015 Transaction. Following the transfer of additional renewable energy assets from Enbridge as part of the 2015 Transaction, Green Power’s net renewable and alternative power generation capability increased to an approximately 1,050 MW at Year End.

U.S. SPONSORED INVESTMENTS

EEP owns and operates crude oil and liquid petroleum transportation and storage assets, natural gas and NGL gathering, treating, processing and transportation assets and marketing assets in the United States. EEP holds its natural gas and NGL businesses directly and indirectly through its partially-owned subsidiary, MEP. Significant assets include the Lakehead System, which is the extension of the Canadian Mainline in the United States, the Mid-Continent Crude Oil System consisting of an interstate crude oil pipeline and storage facilities, a crude oil gathering system and interstate pipeline system in North Dakota and natural gas assets located primarily in Texas. Subsidiaries of Enbridge provide services to EEP in connection with the operation of its liquids assets, including the Lakehead System.

Enbridge Inc. 2015 Annual Information Form

EELP holds assets that are jointly funded by Enbridge and EEP. Included within EELP is the United States segment of the Alberta Clipper Pipeline. The United States portion of the Alberta Clipper Pipeline connects with the Canadian portion of the Alberta Clipper Pipeline at the border near Neche, North Dakota and provides transportation service to Superior, Wisconsin. Enbridge funded 66.7% of the project’s equity requirements through EELP, while 66.7% of the debt funding was made through EEP. On January 2, 2015, Enbridge transferred its 66.7% interest in the United States segment of Alberta Clipper to EEP.

The map on page 27 depicts the location of the Company’s Sponsored Investments operations. For additional information, please refer to the MD&A.

Enbridge Inc. 2015 Annual Information Form

Fort St. John
Fort McMurray
Cheecham
Edmonton
Hardisty
CANADA
Calgary
Gretna
Minot
Clearbrook
Superior
Montreal
Toronto
Sarnia
UNITED STATES OF AMERICA
Chicago
Flanagan
Patoka
Wood River
Cushing
Houston
New Orleans
MEXICO

Sponsored Investments

1 The Fund Group – Eastern Access (Line 9 Reversal and Expansion)
2 The Fund Group – Canadian Mainline Expansion
3 The Fund Group – Surmont Phase 2 Expansion
4 The Fund Group – Canadian Mainline System Terminal Flexibility and Connectivity
5 The Fund Group – Woodland Pipeline Extension
6 The Fund Group – Sunday Creek Terminal Expansion
7 The Fund Group – Edmonton to Hardisty Expansion
8 The Fund Group – ACC Hangingstone Lateral
9 The Fund Group – JACOS Hangingstone Project
10 The Fund Group – Regional Oil Sands Optimization Project
11 The Fund Group – Norlite Pipeline System
12 The Fund Group – Canadian Line 3 Replacement Program
13 EEP – Beckville Cryogenic Processing Facility
14 EEP – Eastern Access
15 EEP – Lakehead System Mainline Expansion
16 EEP – Eaglebine Gathering
17 EEP – Sandpiper Project
18 EEP – U.S. Line 3 Replacement Program

Current Assets
Growth Projects
The Fund Group[1]
Enbridge Inc.
Wind Assets
Wind Assets – The Fund Group[1]
Solar Assets

1 Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within Sponsored Investments. For additional information on the 2015 Transaction, please refer to the *MD&A* and this *AIF*.

Enbridge Inc. 2015 Annual Information Form

SAFETY, ENVIRONMENT AND INDUSTRY

ABANDONMENT COSTS

In 2009, the NEB issued a decision related to the Land Matters Consultation Initiative which required holders of an authorization to operate a pipeline under the NEB Act to file a proposed process and mechanism to set aside funds to pay for future abandonment costs in respect of the sites in Canada used for the operation of a pipeline. The NEB’s decision stated that while pipeline companies are ultimately responsible for the full costs of abandoning pipelines, abandonment costs are a legitimate cost of providing service and are recoverable from the users of the pipeline upon approval by the NEB. For additional information, please refer to the MD&A.

SAFETY AND ENVIRONMENT

Enbridge proactively addresses safety and environmental issues by ensuring appropriate mechanisms are in place to monitor the safety and environmental aspects of its operations.  Enbridge utilizes established safety and environmental management systems and has established policies, programs and practices for conducting safe and environmentally sound operations.  Enbridge seeks to ensure compliance with all applicable regulatory and permit requirements and to proactively identify, evaluate and mitigate any potential impacts and issues associated with its operations.  Crude oil and petroleum product spills are an inherent operational risk within the petroleum pipeline industry and the liquids pipelines assets have in the past experienced such spills.  A comprehensive methodology for managing environmental aspects of spills is in place.  Enbridge has in place an integrity management program to continuously monitor the condition of the liquids pipelines and apply preventative maintenance programs.

CORPORATE

The Corporate segment consists of a number of functions which support Enbridge as a whole, including Finance, Human Resources, Information Technology, Legal, Public and Government Affairs and other back-office functions. The majority of the costs for these functions are fully allocated to Enbridge’s operating business segments, although some of these costs, particularly financing costs, are retained within the Corporate segment.

Corporate also consists of the Company’s 38.9% investment in Noverco Inc. common shares, new business development activities, general corporate investments and financing costs not allocated to the business segments. Other corporate costs include dividends on Preference Shares as such dividends are a deduction in determining earnings attributable to holders of Common Shares.

For additional information, please refer to the MD&A.

EMPLOYEES

At Year End, Enbridge employed 8,652 employees as set forth in the following table.

Business Segment	No. of Employees
Liquids Pipelines	564
Gas Distribution	2,343
Gas Pipelines, Processing and Energy Services	852
Sponsored Investments	4,239
Corporate	654
Total employees	8,652

Enbridge Inc. 2015 Annual Information Form

CORPORATE SOCIAL RESPONSIBILITY AND SUSTAINABILITY

Enbridge is committed to integrating CSR and sustainability into every aspect of its business. The Company defines CSR and sustainability as conducting business in an ethical and responsible manner, protecting the environment and the safety of people, providing economic and other benefits to the communities in which the Company operates, supporting universal human rights and employing a variety of policies, programs and practices to manage corporate governance and ensure fair, full and timely disclosure. The Company provides its stakeholders with open, transparent disclosure of its CSR performance.

Each year Enbridge prepares a CSR Report using the Global Reporting Initiative G4 Sustainability Reporting Guidelines, which serve as a generally accepted framework for reporting on an organization’s economic, environmental and social performance.  A copy of this report is available on the Company’s website at www.enbridge.com.  Unless otherwise specifically stated, none of the information contained on, or connected to the Company’s website nor any of the contents of the CSR Report are incorporated by reference herein.

For additional information, please refer to the MD&A.

RISK FACTORS

A discussion of the Company’s risk factors can be found in the MD&A. Such disclosure is incorporated herein by reference and is available on SEDAR at www.sedar.com.

DESCRIPTION OF CAPITAL STRUCTURE

SHARE CAPITAL

Enbridge’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of Preference Shares, issuable in series.  At Year End, the Company had 867,612,878 Common Shares, 5,000,000 Series A Preference Shares, 20,000,000 Series B Preference Shares, 18,000,000 Series D Preference Shares, 20,000,000 Series F Preference Shares, 14,000,000 Series H Preference Shares, 8,000,000 Series J Preference Shares, 16,000,000 Series L Preference Shares, 18,000,000 Series N Preference Shares, 16,000,000 Series P Preference Shares, 16,000,000 Series R Preference Shares, 16,000,000 Series 1 Preference Shares, 24,000,000 Series 3 Preference Shares, 8,000,000 Series 5 Preference Shares, 10,000,000 Series 7 Preference Shares, 11,000,000 Series 9 Preference Shares, 20,000,000 Series 11 Preference Shares, 14,000,000 Series 13 Preference Shares and 11,000,000 Series 15 Preference Shares issued and outstanding.

See Appendices B and C of this AIF.

RATINGS

The Company’s objectives when managing capital are to maintain flexibility among: enabling its businesses to operate at the highest efficiency while maintaining safety and reliability; providing liquidity for growth opportunities; and providing acceptable returns to shareholders.  These objectives are primarily met through maintenance of an investment grade credit rating, which provides access to lower cost capital.  A ratings downgrade could potentially increase the Company’s financing costs and reduce its access to capital markets.  The following table sets forth the ratings assigned to the Company’s Preference Shares, MTNs and unsecured debt and commercial paper by DBRS, Moody’s and S&P.

Enbridge Inc. 2015 Annual Information Form

	DBRS	Moody’s	S&P
Preference Shares[1]	Pfd-3 (high)	Ba1[2]	P-2 (low)
MTNs and Unsecured Debt	BBB(high)	Baa2	BBB+
Commercial Paper	R-2 (high)	P-2	A-1 (low)
Rating Outlook	Stable	Stable	Stable

Notes:

1.            The Preference Shares have all had the same ratings assigned to them.

2.            Moody’s ratings applies only to Series A,B,D and F Preference Shares.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor.  The credit ratings assigned by these ratings agencies to the securities may not reflect the potential impact of all risks on the value of the respective securities.  The credit ratings accorded by these rating agencies are not recommendations to purchase, hold or sell the respective securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.  A description from the rating agency for each credit rating listed in the table above is set out below.

DBRS

DBRS has different rating scales for short and long-term debt and preferred shares.  The DBRS long-term rating scale provides an opinion on the risk of default.  That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued.  Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims.  All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”.  The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.  The BBB (high) rating assigned to the Company’s MTNs and unsecured debentures is the fourth highest of ten categories for long-term debt.  Long-term obligations rated BBB are of adequate-credit quality.  The capacity for the payment of financial obligations is considered acceptable, and may be vulnerable to future events.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments.  Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.  This scale may also apply to certain hybrid securities, in which case references to dividend throughout will reflect interest commitments of the hybrid security.  The Pfd-3 (high) rating assigned to the Preference Shares is the third highest of six rating categories for preferred shares.  Preferred shares rated Pfd-3 are of adequate credit quality.  While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. Pfd-3 ratings generally correspond with companies whose senior bonds are rated in the higher end of the BBB category.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner.  Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.  The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)”, and “(low)”.  The R-2 (high) rating assigned to Enbridge’s commercial paper is the fourth highest of ten rating categories and indicates upper end of adequate credit quality.  The capacity for the payment of short-term financial obligations as they fall due is acceptable and may be vulnerable to future events.

Enbridge Inc. 2015 Annual Information Form

Moody’s

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.  The Baa2 rating assigned to the Company’s MTNs, and unsecured debentures and the Ba1 rating assigned to the Company’s Series A, B, D, and F Preference Shares are the fourth highest and fifth highest, respectively, of nine categories for long-term obligations.  Obligations rated Baa are judged to be medium grade and subject to moderate credit risk and, as such, may possess certain speculative characteristics. Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.  Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.  The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns provisional ratings to MTN programs and definitive ratings to the individual debt securities issued from them (referred to as drawdowns or notes).  MTN program ratings are intended to reflect the ratings likely to be assigned to drawdowns issued from the program with the specified priority of claim (e.g. senior or subordinated).  To capture the contingent nature of a program rating, Moody’s assigns provisional ratings to MTN programs.  A provisional rating is denoted by a (P) in front of the rating.

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 rating assigned to Enbridge is the second highest of four categories and indicates a strong ability to repay short-term debt obligations.

S&P

S&P has different rating scales for short and long-term obligations. Ratings for long-term obligations may be modified by the addition of a plus (“+”) or a minus (“-”) sign to show the relative standing within a major rating category.  The S&P Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global  rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years.  A S&P preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market.  There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P.  The P-2 (low) rating assigned to the Company’s Preference Shares is the second highest of eight categories for Canadian preferred shares.  P-2 (low) corresponds to BBB.  An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

The BBB+ rating assigned to Enbridge’s MTNs and unsecured debentures is the fourth highest of 11 rating categories.  An obligation rated BBB exhibits adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A S&P Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program or other short-term financial instrument (“obligation”) relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations.  The A-1(Low) rating assigned to Enbridge’s commercial paper program is the third highest of eight rating categories.  A short-term obligation rated A-1 (low) is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories.  However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory. Obligations rated A-1 (low) on the Canadian commercial paper rating scale would qualify for a rating of A-2 on S&P’s global short-term rating scale.

Enbridge Inc. 2015 Annual Information Form

The Company made payments to DBRS, Moody’s and S&P in connection with the assignment of ratings on the Preference Shares, MTNs and unsecured debt and commercial paper of the Company and will make payments to these rating agencies in connection with the confirmation of such ratings for purposes of any future offerings of such securities.  Other than those payments made in respect of credit ratings, no additional payments have been made to any of these rating agencies for any other services provided to the Company during the past two years.

Rating Outlook

Following the Company’s announcement of the execution of the definitive agreement in connection with the 2015 Transaction and EIFH receiving shareholder approval thereof, as applicable, certain credit ratings of the Company were revised or affirmed, with DBRS, Moody’s and S&P all assigning a “stable” ratings outlook.

DIVIDENDS AND DIVIDEND POLICY

COMMON SHARES

The declaration and payment of dividends on the Common Shares are at the discretion of the Board.  Dividends on the Common Shares are paid quarterly, on the first day of March, June, September and December of each year. The Board supports a stable and consistent dividend policy for these shares. On December 2, 2015 Enbridge announced a 14% increase to its next quarterly Common Share dividend.  The Company’s quarterly Common Share dividend will increase 14% to $0.530 per share with the dividend payable March 1, 2016 to shareholders of record on February 16, 2016.

Special dividends may also be declared from time to time to implement corporate strategic initiatives.

The Company has a dividend reinvestment and share purchase plan which enables registered holders of Common Shares to receive their dividends in the form of newly issued Common Shares.  See Appendix C of this AIF.

PREFERENCE SHARES

The declaration and payment of dividends on the Company’s Preference Shares are at the discretion of the Board.  Dividends on the Company’s Series A Preference Shares are fixed and are paid quarterly.  Dividends on the Company’s Preference Shares, Series B, D, F, H, J, L, N, P, R, 1, 3, 5, 7, 9, 11, 13 and 15, are fixed for the initial term (the period from and including the date of issue of such shares to but excluding the applicable initial period end date) and are paid quarterly. At the end of the initial term, the fixed dividend rate for the respective series of Preference Shares will be reset for a subsequent five year term, or the holders may elect to convert to a floating rate dividend which will be reset quarterly thereafter.  See Appendix C of this AIF.

DIVIDENDS

The following table summarizes the dividends paid per share for each of the three years ended December 31, 2013, 2014 and 2015, on each class and series of securities of the Company that was outstanding at Year End, all expressed in Canadian dollars unless otherwise noted.

Enbridge Inc. 2015 Annual Information Form

		Distribution Per Security
	2015	2014	2013
Per Common Share[1]	$1.8600	$1.4000	$1.2600
Per Preference Share
Series A2	$1.3900	$1.3900	$1.3750
Series B12	$1.0000	$1.0000	$1.0000
Series D12	$1.0000	$1.0000	$1.0000
Series F12	$1.0000	$1.0000	$1.0000
Series H12	$1.0000	$1.0000	$1.0000
Series J13	U.S.$1.0000	U.S.$1.0000	U.S.$1.0000
Series L13	U.S.$1.0000	U.S.$1.0000	U.S.$1.0000
Series N12	$1.0000	$1.0000	$1.0000
Series P12	$1.0000	$1.0000	$1.0000
Series R3,12	$1.0000	$1.0000	$0.9856
Series 1[4,13]	U.S.$1.0000	U.S.$1.0000	U.S.$0.6808
Series 3[5,12]	$1.0000	$1.0000	$0.4884
Series 5 [6]	U.S.$1.1000	U.S.$1.1000	U.S.$0.1959
Series 7[7,14]	$1.1000	$1.0631	-
Series 9[8,14]	$1.1000	$0.7911	-
Series 11[9,14]	$1.1000	$0.5824	-
Series 13[10,14]	$1.1000	$0.4129	-
Series 15[11,14]	$1.1000	$0.2079	-

Notes:

1.

Dividends paid on the Common Shares include: (i) a dividend of 0.3500 declared in 2014 but paid in the first quarter of 2015 (ii) a dividend of 0.3150 declared in 2013 but paid in the first quarter of 2014 and (iii) a dividend of 0.3150 declared in 2012 but paid in the first quarter of 2013. On December 2, 2015, the Company also declared a dividend of $0.5300 per share on the Common Shares, an increase of 14%, which is payable in the first quarter of 2016.

2.	On December 2, 2015, the Company declared a quarterly dividend of $0.34375 per share on the Series A Preference Shares which is payable in the first quarter of 2016.
3.

On March 1, 2013, the Company paid a first dividend of $0.2356 per share on the Series R Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series R Preference Shares took effect in the second quarter of 2013.

4.

On June 1, 2013, the Company paid a first dividend of US$0.1808 on the Series 1 Preference Shares. The regular quarterly dividend of US$0.25 per share payable on the Series 1 Preference Shares took effect in the third quarter of 2013.

5.

On September 1, 2013, the Company paid a first dividend of $0.2384 on the Series 3 Preference Shares. The regular quarterly dividend of $0.25 per share payable on the Series 3 Preference Shares took effect in the fourth quarter of 2013.

6.

On December 1, 2013, the Company paid a first dividend of US$0.1959 per share on the Series 5 Preference Shares. The regular quarterly dividend of U.S.$0.275 per share payable on the Series 5 Preference Shares took effect in the first quarter of 2014. On December 2, 2015, the Company declared a quarterly dividend of U.S.$0.275 per share on the Series 5 Preference Shares, which is payable in the first quarter of 2016.

7.

On January 15, 2014, the Board declared a quarterly dividend of $0.2381 per share on the Series 7 Preference Share which was paid on March 1, 2014. The regular quarterly dividend of $0.275 per share payable on the Series 7 Preference Shares took effect in the second quarter of 2014.

8.

On June 1, 2014, the Company paid a first dividend of $0.2411 on the Series 9 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 9 Preference Shares took effect on September 1, 2014.

9.

On September 1, 2014, the Company paid a first dividend of $0.3074 on the Series 11 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 11 Preference Shares took effect on December 1, 2014.

10.

On December 1, 2014, the Company paid a first dividend of $0.4129 on the Series 13 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 13 Preference Shares took effect in the first quarter of 2015.

11.

On December 1, 2014, the Company paid a first dividend of $0.2079 on the Series 15 Preference Shares. The regular quarterly dividend of $0.275 per share payable on the Series 15 Preference Shares took effect in the first quarter of 2015.

12.

On December 2, 2015, the Company declared a quarterly dividend of $0.25 per share on the Series B Preference Shares, the Series D Preference Shares, the Series F Preference Shares, the Series H Preference Shares, the Series N Preference Shares, the Series P Preference Shares, the Series R Preference Shares and the Series 3 Preference Shares, each which is payable in the first quarter of 2016.

13.

On December 2, 2015, the Company declared a quarterly dividend of U.S.$0.25 per share on the Series J Preference Shares, the Series L Preference Shares and the Series 1 Preference Shares, each which is payable in the first quarter of 2016.

14.

On December 2, 2015, the Company declared a quarterly dividend of $0.275 per share on the Series 7 Preference Shares, the Series 9 Preference Shares, the Series 11 Preference Shares, the Series 13 Preference Shares and the Series 15 Preference Shares, each which is payable in the first quarter of 2016.

Enbridge Inc. 2015 Annual Information Form

OTHER SECURITIES

During 2015 by the Company did not issue any securities that are not listed or quoted on an exchange.  From time to time, the Company issues commercial paper for various terms.

CREDIT FACILITIES

Credit facilities carry a weighted average standby fee of 0.2% per annum on the unused portion and draws bear interest at market rates. Certain credit facilities serve as a back-stop to the commercial paper programs and the Company has the option to extend its facilities, which are currently set to mature from 2017 to 2020.

The following table provides details of the Company’s committed credit facilities at December 31, 2015.

		December 31, 2015			December 31, 2014
	Maturity Dates	Total Facilities	Draws[1]	Available	Total Facilities
(millions of Canadian dollars)
Liquids Pipelines[2]	2017	28	-	28	300
Gas Distribution	2017-2019	1,010	603	407	1,008
Sponsored Investments[2]	2017-2020	9,224	4,089	5,135	4,531
Corporate	2017-2020	11,458	7,357	4,101	12,772
Total committed credit facilities[3,4]		21,720	12,049	9,671	18,611

Notes:

1.	Includes facility draws, letters of credit and commercial paper issuances that are back-stopped by the credit facility.
2.

Effective September 1, 2015, Enbridge transferred its Canadian Liquids Pipelines business and certain Canadian renewable energy assets to the Fund Group within the Sponsored Investments segment pursuant to the 2015 Transaction. Liquids Pipelines total facilities of $300 million as at December 31, 2014 have not been reclassified into the Sponsored Investments segment for presentation purposes.

3.	In addition to the committed credit facilities noted above, the Company also has $349 million of uncommitted demand credit facilities, of which $185 million was unutilized as at December 31, 2015.
4.

On August 18, 2014, long-term private debt was issued for $352 million and U.S.$1,061 million related to Southern Lights project financing. The proceeds were utilized to repay the construction credit facilities on a dollar-for-dollar basis.

DIRECTORS AND OFFICERS

As at Year End, the directors and all officers of Enbridge (including the executive officers listed below) as a group beneficially owned, directly or indirectly, 1,711,615 Common Shares, representing less than 1% of the issued and outstanding Common Shares on that date.  The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective directors and officers individually.  The directors and officers do not beneficially own, directly or indirectly, more than 1% of the voting securities of any subsidiary of the Company.

DIRECTORS

The table below sets forth the names of the directors of the Company as at the date of this AIF, their municipalities of residence, their respective principal occupations within the five preceding years, and the year in which they first became a director of the Company.  Each director who is elected holds office until the next annual meeting of shareholders or until a successor is duly elected or appointed.

Enbridge Inc. 2015 Annual Information Form

Name and Place of Residence	Principal Occupation During the Five Preceding Years	Director Since[1]
David A. Arledge Naples, Florida U.S.A	Corporate Director. Chair of the Board since 2005.	2002
James J. Blanchard[2,3] Beverly Hills, Michigan U.S.A	Chairman, Government Affairs, DLA Piper U.S., LLP (law firm) since June 2006. United States Ambassador to Canada from 1993 to 1996.	1999
Marcel R. Coutu Calgary, Alberta Canada	Corporate Director. Chairman of Syncrude Canada Ltd. (integrated oil sands project) from 2003 to 2014 and President & Chief Executive Officer of Canadian Oil Sands Limited (public oil and gas company) from 2001 to 2014.	2014
J. Herb England Naples, Florida U.S.A	Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) since January 2000.	2007
Charles W. Fischer Calgary, Alberta Canada	Corporate Director.	2009
V. Maureen Kempston Darkes Toronto, Ontario Canada and Lauderdale-by-the-Sea, Florida U.S.A	Corporate Director.	2010
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer of Enbridge since October 2012 and President of Enbridge since February 2012. President, Gas Pipelines, Green Energy & International of Enbridge from October 2010 to February 2012.	2012
George K. Petty San Luis Obispo, California U.S.A	Corporate Director.	2001
Rebecca B. Roberts The Woodlands, Texas U.S.A	Corporate Director. President of Chevron Pipe Line Company (pipeline company) from 2006 to 2011.	2015
Dan C. Tutcher Houston, Texas U.S.A	Corporate Director. President & Chief Executive Officer and Chairman of the Board of Trustees of Center Coast MLP & Infrastructure Fund (actively managed investment fund) since 2013. Principal in Center Coast Capital Advisors, L.P. (investment advisory firm) since 2007.	2006
Catherine L. Williams Calgary, Alberta Canada	Corporate Director.	2007

Notes:

1.	“Director Since” refers to the year the person named was first elected or appointed as a director of the Company or of its predecessor parent, Interprovincial Pipe Line Inc.
2.

On April 10, 2006, the OSC issued a temporary cease trade order against Bennett Environmental Inc. (“Bennett”), and subsequently a cease trade order on April 24, 2006, after Bennett failed to file its annual financial statements and related management’s discussion and analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the OSC was in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the cease trade order lapsed on June 19, 2006. Governor Blanchard resigned from Bennett on August 7, 2006.

3.

On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the OSC and certain other provincial securities regulators in connection with delays in the filing of certain financial statements. Following the filing of the required financial statements, the OSC and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006 respectively. Governor Blanchard was a director of Nortel Networks Corporation until June 29, 2005. At no time did the above noted cease trade orders apply to Governor Blanchard.

Enbridge has five committees of the Board, as follows:

1.         AFR Committee;

2.         Governance Committee;

3.         HRC Committee;

4.         CSR Committee; and

5.         SR Committee.

Enbridge Inc. 2015 Annual Information Form

The members of each of these committees, as of Year End, are identified below.

Director	AFR Committee	Governance Committee	HRC Committee	CSR Committee	SR Committee
David A. Arledge[1]
James J. Blanchard		✓		Chair
Marcel R. Coutu	✓		✓
J. Herb England	Chair
Charles W. Fischer	✓		✓		Chair
V. Maureen Kempston Darkes			✓	✓	✓
Al Monaco[2]
George K. Petty	✓			✓
Rebecca B. Roberts		✓			✓
Dan C. Tutcher		Chair		✓
Catherine L. Williams	✓		Chair		✓

Notes:

1.	Mr. Arledge is not a member of any Board committees, but, as Chair of the Board, attends and participates in most committee meetings.
2.	Mr. Monaco is not a member of any Board committee. He attends Board committee meetings at the request of the Board.

OFFICERS

The following table sets forth the names of the executive officers of the Company, their current office with the Company as at the date of this AIF, their municipalities of residence and their principal occupations for the five preceding years.

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Al Monaco Calgary, Alberta Canada	President & Chief Executive Officer	President & Chief Executive Officer since October 2012 and President since February 2012. President, Gas Pipelines, Green Energy & International from October 2010 to February 2012.
Glenn W. Beaumont Richmond Hill, Ontario Canada	President, Gas Distribution	President, Gas Distribution and President of EGD since October 2013. Senior Vice President, Operations, EGD from October 2010 to October 2013. President of EGNB from May 2009 to August 2013.
C. Gregory Harper Houston, Texas U.S.A	President, Gas Pipelines & Processing

President, Gas Pipelines & Processing since January 2014.  Senior Vice President & Group President — Pipelines & Field Services, CenterPoint Energy (energy delivery company) from December 2008 to July 2013.

D. Guy Jarvis Calgary, Alberta Canada	President, Liquids Pipelines

President, Liquids Pipelines since March 2014.  Executive Vice President & Chief Commercial Officer, Liquids Pipelines from October 2013 to March 2014.  President, Gas Distribution and President of EGD from September 2011 to October 2013.

Byron C. Neiles Calgary, Alberta Canada	Senior Vice President, Major Projects & Enterprise Safety & Operational Reliability

Senior Vice President, Major Projects (including Western Access/Northern Gateway) and Enterprise Safety & Operational Reliability since January 2015.  Senior Vice President, Major Projects from November, 2011 to January 2015.

Wanda Opheim Calgary, Alberta Canada	Senior Vice President, Finance	Senior Vice President, Finance & Chief Financial Officer of Enbridge Income Fund since November 2014. Vice President, Corporate Development & Planning from April 2011 to October 2014.

Enbridge Inc. 2015 Annual Information Form

Name and Place of Residence	Present Position Held	Principal Occupation During the Five Preceding Years
Karen L. Radford Calgary, Alberta Canada	Executive Vice President, People, Planet & Partners

Executive Vice President, People & Partners since September 2011. Various Executive Vice President and President positions with TELUS Corporation (a telecommunications company) from July 2004 to January 2011.

David T. Robottom, Q.C. Calgary, Alberta Canada	Executive Vice President & Chief Legal Officer	Executive Vice President & Chief Legal Officer since October 2010.
John K. Whelen Calgary, Alberta Canada	Executive Vice President & Chief Financial Officer	Executive Vice President & Chief Financial Officer since October 2014. Senior Vice President, Finance from July 2014 to October 2014. Senior Vice President & Controller from April 2011 to July 2014.
Vern D. Yu Calgary, Alberta Canada	Senior Vice President, Corporate Planning & Chief Development Officer

Senior Vice President, Corporate Planning & Chief Development Officer since January 2015.  Senior Vice President, Corporate Development from July 2014 to January 2015. Senior Vice President, Business & Market Development of EPI from February 2013 to July 2014.  Vice President, Business & Market Development of EPI from July 2012 to February 2013.  Vice President, Business Development of EPI from October 2010 to July 2012.

CONFLICTS OF INTEREST

Directors and officers of Enbridge and its subsidiaries are required to disclose the existence of potential conflicts in accordance with Enbridge policies governing directors and officers and in accordance with the CBCA.  Although some of the directors sit on boards or may be otherwise associated with companies that ship crude oil and/or natural gas on Enbridge’s pipeline systems, Enbridge as a common carrier in Canada cannot, under its tariff, deny transportation service to a credit-worthy shipper.  Further, due to the specialized nature of the industry, Enbridge believes it is important for its Board to be composed of qualified and knowledgeable directors, so it is likely that some of them will come from oil and gas producers and shippers.  The Governance Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance.  In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

AUDIT, FINANCE & RISK COMMITTEE

The AFR Committee’s Terms of Reference are attached to this AIF as Appendix A and can also be found on the Company’s website at www.enbridge.com.  Unless otherwise specifically states, none of the information contained on or connected to the Company’s website is incorporated by reference herein.

RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS

The members of the AFR Committee at Year End were J. Herb England (Chair), Marcel R. Coutu, Charles W. Fischer, George K. Petty and Catherine L. Williams.  The Board believes the composition of the AFR Committee reflects a high level of financial literacy and expertise.  Each member of the AFR Committee is “independent” and “financially literate” as those terms are defined under Canadian and United States securities laws and TSX and NYSE requirements.

In addition, the Board has determined that Messrs. England and Coutu and Ms. Williams are each an “Audit Committee Financial Expert” as that term is defined under United States securities laws.  The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee.  The following is a description of the education and experience, apart from their respective roles as directors of Enbridge, of each member of the AFR Committee that is relevant to the performance of his or her responsibilities as a member of the AFR Committee.

Enbridge Inc. 2015 Annual Information Form

AFR Committee Member	Relevant Experience
J. Herb England

Mr. England acquired significant financial experience and exposure to accounting and financial issues during a lengthy career with the John Labatt Limited group of companies, including as Chief Financial Officer of John Labatt Limited.  He is currently Chairman and Chief Executive Officer of Stahlman-England Irrigation Inc., a contracting company in Florida.  Mr. England also currently serves as a director and Chair of the audit committees of EGD, Enbridge Management L.L.C., EEC. and Midcoast Holdings L.L.C. and a member of the audit committees of ECT, EPI and Fuel Cell Energy Inc.

Marcel R. Coutu

Mr. Coutu acquired significant financial experience and exposure to accounting and financial issues during a lengthy business career which included Chairman of Syncrude Canada Ltd. and former President & Chief Executive Officer of Canadian Oil Sands Limited from 2001 until January 2014.  Mr. Coutu was also Senior Vice President & Chief Financial Officer of Gulf Canada Resources Limited from 1999 to 2001 and held various executive positions with TransCanada PipeLines Limited.  He currently also serves as director and a member of the audit committees of EGD, Brookfield Asset Management Inc. and Power Corporation of Canada.

Charles W. Fischer

Mr. Fischer acquired significant financial experience and exposure to accounting and financial issues during a lengthy business career, which included serving as President and Chief Executive Officer of Nexen Inc. from 2001 to 2008, and holding various executive positions with Nexen Inc. from 1994 to 2001.  He currently also serves as director and a member of the audit committees of ECT, EPI and Pure Technologies Ltd.

George K. Petty

Mr. Petty acquired significant financial experience and exposure to accounting and financial issues during his lengthy business career, which included serving as President and Chief Executive Officer of Telus Corporation from 1994 to 1999.  He has acted as a member of other United States and Canadian audit committees.

Catherine L. Williams

Ms. Williams held senior finance positions during a 30-year career in business which included international experience.  She worked for 20 years in the Shell group of companies, including as Chief Financial Officer of Shell Canada Limited from 2003 to 2007 and as Controller of Shell Europe Oil Products from 2001 to 2003. She currently serves on the audit committee of ECT, EPI and Vermilion Energy Inc.

PRE-APPROVAL POLICIES AND PROCEDURES

The AFR Committee has adopted a policy that requires pre-approval by the AFR Committee of any services to be provided by the Company’s external auditors, PricewaterhouseCoopers LLP, whether audit or non-audit services.  The policy prohibits the Company from engaging the auditors to provide the following non-audit services:

•                  bookkeeping or other services related to accounting records and financial statements;

•                  financial information systems design and implementation;

•                  appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•                  actuarial services;

•                  internal audit outsourcing services;

•                  management functions or human resources;

•                  broker or dealer, investment adviser or investment banking services;

•                  legal services; and

•                  expert services unrelated to the audit.

The AFR Committee believes that the policy will protect the Company from the potential loss of independence of the external auditors.  The AFR Committee has also adopted a policy which prohibits the Company from hiring (as a full-time employee, contractor or otherwise) into a financial reporting oversight role any current or former employee or partner of its external auditor who provided audit, review or attest service in respect of the Company’s financial statements (including such financial statements of its reporting issuer subsidiaries and significant investees) during the 12 month period preceding the date of the initiation of the current annual audit.  The policy further prohibits the hiring of a former partner of the Company’s external auditor who receives pension benefits from the firm, unless such pension benefits are of a fixed amount, not dependent upon firm earnings and fully funded.  In all cases, the hiring of any partner or employee or former partner or employee of the independent auditor is subject to joint approval by the lead engagement partner and the Company’s Senior Vice President and Controller.

Enbridge Inc. 2015 Annual Information Form

A copy of the policies and procedures applicable to the pre-approval of non-audit services by the Company’s external auditors may be obtained from the Corporate Secretary of the Company by sending a request to:

Enbridge Inc.
200, 425 - 1st Street S.W.
Calgary, Alberta T2P 3L8
Attention:  Corporate Secretary
Telephone: 403-231-3900
Fax:  403-231-5929
Email: CorporateSecretary@enbridge.com

EXTERNAL AUDITOR SERVICES – FEES

For the years ended December 31, 2015 and December 31, 2014, PricewaterhouseCoopers LLP billed the Company total fees of $19,001,112 and $16,958,457 respectively, comprised of the following:

	2015	2014	Description of Fee Category
Audit Fees	$15,445,798	$13,489,584	Represents the aggregate fees for audit services.
Audit-Related Fees	$1,133,899	$823,989

Represents the aggregate fees for assurance and related services by the Company’s auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not included under “Audit Fees”. During fiscal 2015 and 2014, the services provided in this category included due diligence related to prospectus offerings and other items.

Tax Fees	$1,680,529	$1,757,558	Represents the aggregate fees for professional services rendered by the Company’s auditors for tax compliance, tax advice and tax planning.
All Other Fees	$740,886	$887,326

Represents the aggregate fees for products and services provided by the Company’s auditors other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. These fees include those related to Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$19,001,112	$16,958,457

LEGAL PROCEEDINGS

Information related to Enbridge’s legal proceedings can be found in Note 31, “Commitments and Contingencies”, to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or of any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares and of any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

Enbridge Inc. 2015 Annual Information Form

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares and Preference Shares is CST Trust Company in Canada and Computershare in the United States:

In Canada: CST Trust Company P.O. Box 700, Station B Montreal, Quebec H3B 3K3 Telephone: 1-800-387-0825 or 416-682-3860 outside of North America Website: www.canstockta.com	In the United States: Computershare 480 Washington Blvd. Jersey City, New Jersey United States of America 07310 Telephone: 1-800-942-5909 Website: www.computershare.com

MATERIAL CONTRACTS

Other than agreements entered into in the ordinary course of business, the only material agreement to the Company is the Contribution Agreement dated as of June 18, 2015 among Enbridge, IPL System, EIFH, the Fund, ECT and EIPLP which sets out the terms and conditions of the 2015 Transaction. The Contribution Agreement is available on SEDAR at www.sedar.com.

INTERESTS OF EXPERTS

The Company’s auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants.  PricewaterhouseCoopers LLP audited the consolidated financial statements of the Company as at December 31, 2015 and December 31, 2014 and for each of the periods then ended, as set forth in its auditor’s report dated February 19, 2016.  PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the Rules of the SEC.

ADDITIONAL INFORMATION

Additional information about Enbridge is available on our website at www.enbridge.com and on SEDAR at www.sedar.com in Canada, and on EDGAR at www.sec.gov.  The aforementioned information is made available in accordance with legal requirements and is not, unless otherwise specifically stated, incorporated by reference into this AIF.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the management information circular for Enbridge’s most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in the MD&A and the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015, which are available on SEDAR at www.sedar.com.

ENBRIDGE ENERGY PARTNERS, L.P. AND ENBRIDGE ENERGY MANAGEMENT, L.L.C.

Additional information about EEP and EEM can be found in their respective Annual Reports on Form 10-Ks that have been filed with the SEC.  These documents contain detailed disclosure with respect to EEP and EEM, respectively, and are publicly available on EDGAR at www.sec.gov.  No part of the Form 10-Ks filed by EEP and EEM are, unless otherwise specifically stated, incorporated by reference into this AIF.

Enbridge Inc. 2015 Annual Information Form

ENBRIDGE GAS DISTRIBUTION INC.

Additional information about EGD can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2015 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada. These documents contain detailed disclosure with respect to EGD and are publicly available on SEDAR at www.sedar.com.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE INCOME FUND

Additional information about the Fund can be found in its annual information form, financial statements and management’s discussion and analysis as well as the financial statements and management’s discussion and analysis of EIPLP, all of which are as at or for the year ended December 31, 2015 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to the Fund and are publicly available on SEDAR at www.sedar.com under the Fund’s profile.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE INCOME FUND HOLDINGS INC.

Additional information about EIFH can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2015 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada.  These documents contain detailed disclosure with respect to EIFH and are publicly available on SEDAR at www.sedar.com.  These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

ENBRIDGE PIPELINES INC.

Additional information about EPI can be found in its annual information form, financial statements and management’s discussion and analysis for the year ended December 31, 2015 which have been filed with the securities commissions or similar authorities in each of the provinces of Canada. These documents contain detailed disclosure with respect to EPI and are publicly available on SEDAR at www.sedar.com. These documents are not, unless otherwise specifically stated, incorporated by reference into this AIF.

Enbridge Inc. 2015 Annual Information Form

APPENDIX A

ENBRIDGE INC.

AUDIT, FINANCE & RISK COMMITTEE

TERMS OF REFERENCE

Enbridge Inc. 2015 Annual Information Form

TERMS OF REFERENCE FOR THE
AUDIT, FINANCE & RISK COMMITTEE

I.          CONSTITUTION

There shall be a committee, to be known as the Audit, Finance & Risk Committee (the “Committee”), of the Board of Directors of Enbridge Inc.

II.         MEMBERSHIP

Following each annual meeting of shareholders of the Corporation, the Board shall elect from its members, not less than three (3) Directors to serve on the Committee (the “Members”).  The Members and the Chair of the Committee are elected by the Board following the nomination of Directors by the Governance Committee.  No Member of the Committee shall be an officer or employee of the Corporation or any of the Corporation’s affiliates.  All members of the Committee shall, in the judgment of the Board, be unrelated and independent and shall satisfy applicable stock exchange and legal requirements.  Determinations on whether a Director meets the requirements for membership on the Committee shall be made by the Board.  At least one member of the Committee shall be a “financial expert” as determined by the Board and as defined by American legal or regulatory requirements.  No Director may serve as a member of the Committee if such Director also serves on the audit committees of more than two other public entities unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation.  Each Member shall hold office until the close of the next annual meeting of Shareholders of the Corporation or until the Member ceases to be a Director, resigns or is replaced, whichever first occurs.  Vacancies may be filled by the Board with nominees approved by the Governance Committee.

III.        MEETINGS

The Committee shall convene at such times and places designated by its Chair or whenever a meeting is requested by a Member, the Board, an officer, the internal auditor or the external auditors of the Corporation.  A minimum of twenty-four (24) hours notice of each meeting shall be given to each Member and to the internal and external auditors.

A majority of the committee shall be duly convened if all Members are present, or at least a majority of the Members are present.  A quorum at a meeting shall consist of at least a majority of Members.  Where the Members consent, and proper notice has been given or waived, Members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Members may choose one (1) of the Members to be the Chair of the meeting.

At the invitation of a Member, other Board members, officers or employees of the Corporation, the external auditors, external counsel and other experts or consultants may attend any meeting of the Committee.

Members of the Committee may meet separately with any member of management, the external auditors, the internal auditor, internal or external counsel or any other expert or consultant.

Minutes shall be kept of all meetings of the Committee.

Enbridge Inc. 2015 Annual Information Form

IV.        FUNDING

The Corporation shall provide appropriate funding, as determined by the Committee, for the payment of compensation to the external auditors and any independent counsel, experts or advisors employed by the Committee and administrative expenses of the Committee.

V.         REVIEW OF CHARTER

The Committee shall review and reassess the adequacy of its Terms of Reference at least annually and propose recommended changes to the Board.

VI.        DUTIES AND RESPONSIBILITIES OF THE CHAIR

The Chair is responsible for:

A.	convening Committee meetings and designating the times and places of those meetings;

B.	ensuring Committee meetings are duly convened and that quorum is present when required;

C.	working with Management on the development of agendas and related materials for the Committee meetings;

D.	ensuring Committee meetings are conducted in an efficient, effective and focused manner;

E.	ensuring the Committee has sufficient information to permit it to properly make decisions when decisions are required;

F.	advising the Committee of any finance, accounting or misappropriation matters brought to the Chair’s attention through the Corporation’s Ethics and Conduct hotline procedures;

G.	reviewing the CEO’s expense reports;

H.	providing leadership to the Committee and to assist the Committee in reviewing and monitoring its responsibilities; and

I.	reporting to the Board on the recommendations and decisions of the Committee.

VII.                           DUTIES AND RESPONSIBILITIES

The Committee provides assistance to the Board in fulfilling its oversight responsibility to the shareholders, the investment community and others, relating to the integrity of the Corporation’s financial statements and the financial reporting process, the management information systems and financial controls, the internal audit function, the external auditors’ qualifications, independence, performance and reports, the Corporation’s compliance with legal and regulatory requirements and the risk identification, assessment and management program.  In so doing, it is the Committee’s responsibility to maintain an open avenue of communication between the Committee, the external auditors, the internal auditors and management of the Corporation.

Management is responsible for preparing the interim and annual financial statements and financial disclosure of the Corporation and for maintaining a system of internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, executed, recorded and reported properly.  The Committee’s role is to provide meaningful and effective oversight and counsel to management without assuming responsibility for management’s day-to-day duties.

Enbridge Inc. 2015 Annual Information Form

In performance of its duties and responsibilities, the Committee shall have the right as it determines necessary to carry out its duties to engage independent counsel, experts and other advisors, to inspect any and all of the books and records of the Corporation, its subsidiaries and affiliates, and to discuss with the officers of the Corporation, its subsidiaries and affiliates, the internal auditor and the external auditors, such accounts, records and other matters as any Member considers appropriate.

The Committee shall have the following specific duties and responsibilities:

A.                                   DUTIES AND RESPONSIBILITIES RELATED TO THE EXTERNAL AUDITORS.

The Committee shall:

(i)         (a)         be responsible for the appointment, compensation, oversight, retention and termination of the external auditors who shall report directly to the Committee, provided that the appointment of the auditor shall be subject to shareholder approval; and

(b)         be responsible for the appointment, compensation, oversight, retention and termination of any other registered public accounting firm for audit, review or attestation services;

(ii)         review and approve the terms of the external auditors’ annual engagement letter, including the proposed audit fees;

(iii)        review and approve all engagements for audit services and non-audit services to be provided by the external auditors and, as necessary, consider the potential impact of such services on the independence of the external auditors;

(iv)        review and discuss with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence;

(v)         at least annually, obtain and review a report by the external auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues and all relationships between the external auditors and the Corporation;

(vi)        resolve disagreements, if any, between management and the external auditors regarding financial reporting;

(vii)       inform the external auditors and management that the external auditors shall have access directly to the Committee at all times, as well as the Committee to the external auditors and that the external auditors are ultimately accountable to the Committee as representatives of the shareholders of the Corporation;

(viii)      discuss with management and the external auditors any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies; and

(ix)        establish hiring policies for employees or former employees of the external auditors.

Enbridge Inc. 2015 Annual Information Form

B.                                   DUTIES AND RESPONSIBILITIES RELATED TO AUDITS AND FINANCIAL REPORTING.

The Committee shall:

(i)          review the engagement terms and the audit plan with the external auditors and with the Corporation’s management;

(ii)         review with management and the Corporation’s external auditors the Corporation’s financial reporting in connection with the annual audit and the preparation of the financial statements, including, without limitation, the judgment of the external auditors as to the quality, not just the acceptability of, and the appropriateness of the Corporation’s accounting principles as applied in its financial reporting and the degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates;

(iii)         review with management any anticipated changes in reporting standards, the preparedness of management and potential outcomes and impacts;

(iv)        review with management and the external auditors and make recommendations to the Board on all financial statements and financial disclosure which require approval by the Board including:

(a)         the Corporation’s annual financial statements including the notes thereto and “Management’s Discussion and Analysis”;

(b)         any report or opinion to be rendered in connection therewith;

(c)         any change or initial adoption in accounting policies and their applicability to the business;

d)          any audit problems or difficulties and management’s response;

(e)         all significant adjustments proposed by the external auditors; and

(f)          satisfying itself that there are no unresolved issues between management and the external auditors that could reasonably be expected to materially affect the financial statements.

(v)         review the Corporation’s interim financial results, including the notes thereto and “Management’s Discussion and Analysis” with management and the external auditors and approve the release thereof by management or recommend approval thereof to the Board for release by the Board;

(vi)        review annually the approach taken by management in the preparation of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

(vii)       discuss with the external auditors their perception of the Corporation’s internal audit and accounting personnel, and any recommendations which the external auditors may have;

(viii)       review with management, the external auditors and, as necessary, internal and external legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

Enbridge Inc. 2015 Annual Information Form

(ix)        review with management and monitor the funding exposure of the Corporation under the Corporation’s pension plans, annually review the Annual Pension Report and review and approve the financial statements applicable to each of the pension plans;

(x)         annually or more frequently as deemed necessary, meet separately with management and the external auditors, and at least annually with the internal auditors, to review issues and matters of concern respecting audits and financial reporting processes;

(xi)        review with the Corporation’s management and, as deemed necessary, review with the external auditors, any proposed changes in or initial adoption of accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of the Corporation’s management that may be material to financial reporting;

(xii)       review with the Corporation’s management and, as deemed necessary, with the external auditors, significant financial reporting issues arising during the fiscal period, including the methods of resolution;

(xiii)      review any problems experienced by the external auditors in performing an audit, including any restrictions imposed by the Corporation’s management or significant accounting issues on which there was a disagreement with the Corporation’s management;

(xiv)      review the post-audit or management letter containing the recommendations of the external auditors and the response of the Corporation’s management, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of the Corporation (in respect of the scope of review of internal controls by the external auditors, the review is carried out to enable the external auditors to express an opinion on the Corporation’s financial statements);

(xv)       review before release relevant public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses, the Annual Information Form, and Management’s Discussion and Analysis;

(xvi)      review, in conjunction with the Human Resources & Compensation Committee, the appointment of the chief financial officer;

(xvii)      inquire into and determine the appropriate resolution of conflicts of interest in respect of audit, finance or risk matters between or among an officer, Director, shareholder, the internal auditors, or the external auditors, which are properly directed to the Committee by the Chair of the Board, the Board, a shareholder, the internal auditors, the external auditors, or the Corporation’s management; and

(xviii)     as deemed necessary by the Committee, inquire into and examine matters relating to the financial affairs of the Corporation, its subsidiaries or affiliates, or any of them, including the review of subsidiary or affiliate Audit Committee reports.

C.          DUTIES AND RESPONSIBILITIES RELATED TO FINANCIAL REPORTING PROCESSES AND INTERNAL CONTROLS

The Committee shall:

(i)          review the adequacy and effectiveness of the accounting and internal control policies of the Corporation and procedures through inquiry and discussions with the external auditors, management, and the internal auditor;

Enbridge Inc. 2015 Annual Information Form

(ii)         review with management the Corporation’s administrative, operational and accounting internal controls, including controls and security of the computerized information systems, and evaluate whether the Corporation is operating in accordance with prescribed policies, procedures and the Statement on Business Conduct;

(iii)        annually or more frequently if deemed necessary, meet separately with the external auditor, the head of the internal audit group and management, to review issues and matters of concern respecting financial reporting processes and internal controls;

(iv)        review with management and the external auditors any reportable conditions, material weaknesses and significant deficiencies affecting internal control;

(v)         establish and maintain free and open means of communication between and among the Committee, the external auditors, the internal auditor and management;

(vi)        review at least annually with the internal auditor the Corporation’s internal control procedures, and the scope and plans for the work of the internal audit group; and

(vii)       review the adequacy of resources of the internal auditor and ensure that the internal auditor has unrestricted access to all functions, records, property and personnel of the Corporation and inform the internal auditors and management that the internal auditors shall have unfettered access directly to the Committee at all times, as well as the Committee to the internal auditors.

D.        DUTIES AND RESPONSIBILITIES RELATED TO FINANCE.

The Committee shall:

(i)          review and as required, approve or recommend for approval to the Board, prospectuses and documents, where practicable, which may be incorporated by reference into a prospectus;

(ii)         review the issuance of equity or debt securities by the Corporation, and if deemed appropriate, authorize the filing with securities regulatory authorities of any prospectus, prospectus supplement or other documentation relating thereto; and

(iii)        review and recommend for approval to the Board the annual management information circular with respect to matters related to the auditor, affecting the capital of the Corporation or principal risks to be managed by the Corporation.

E.        DUTIES AND RESPONSIBILITIES RELATED TO RISK MANAGEMENT

The Committee shall:

(i)          review at least annually with senior management, internal counsel and, as necessary, external counsel and the Corporation’s internal and external auditors:

(i)          the Corporation’s method of reviewing major risks inherent in the Corporation’s businesses, facilities, and strategic directions, including the Corporation’s risk management and evaluation process (in respect of risk management evaluations and guidelines relating to environment, health and safety matters, the Committee shall consult with and, as deemed necessary, review the recommendations of the Corporate Social Responsibility Committee or the Safety & Reliability Committee, as applicable);

Enbridge Inc. 2015 Annual Information Form

(ii)         the strategies, policies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including the foreign currency and interest rate risk strategies, counterparty credit exposure, cash management, credit and financing, the use of derivative instruments, insurance and adequacy of tax provisions);

(iii)         the Corporate Risk Assessment and updates thereto and report to the Board thereon;

(iv)        the major financial risk exposures and steps management has taken to monitor and manage such exposures;

(v)         the Corporation’s annual insurance report including the risk retention philosophy and resulting uninsured exposure, if any; and

(vi)        the loss prevention policies, risk management programs, disaster response and recovery programs, corporate liability protection programs for Directors and officers, and standards and accountabilities of the Corporation in the context of competitive and operational considerations; and

(ii)         consider other risk management matters from time to time as the Committee may consider appropriate or the Board may specifically direct.

F.            OTHER DUTIES OF AUDIT, FINANCE & RISK COMMITTEE

The Committee shall, as required, or as deemed necessary by the Committee:

(i)          meet separately with senior management, the internal auditors, the external auditors and, as is appropriate, internal and external legal counsel and independent advisors in respect of issues not elsewhere listed concerning any other audit, finance and risk matters;

(ii)         review incidents or alleged incidents as reported by senior management, internal audit, the external auditor, the Chief Compliance Officer, the law department, or otherwise of fraud, illegal acts or conflicts of interest;

(iii)        establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(iv)        report to the Board after each Committee meeting, as required during the year, with respect to the Committee’s activities and recommendations;

(v)         address any other matter properly referred to the Committee by the Chair of the Board, the Board, a Director, the internal auditors, the external auditors, the CEO, or the management of the Corporation or any other matter as may be required under stock exchange rules or by law;

(vi)        in conjunction with the Governance Committee, conduct an annual performance evaluation of the Committee; and

(vii)        the Committee shall, in conjunction with Management, coordinate the performance of its duties with any audit committee of a subsidiary corporation, respecting the independence of such subsidiary directors and managing to ensure efficiency, effectiveness and consistency of approach with such subsidiary, concerning:

Enbridge Inc. 2015 Annual Information Form

(a)           the external auditor;

(b)           audits and financial reporting;

(c)           financial reporting processes and internal controls;

(d)           finance; and

(e)           risk management

VIII.                       COMMITTEE TIMETABLE

The major annual activities of the Committee shall be outlined in an annual schedule.

IX.                               DELEGATION TO SUBCOMMITTEE

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.  The Committee may, in its discretion, delegate to one or more of its members the authority to pre-approve any audit or non-audit services to be performed by the external auditors, provided that any such approvals are presented to the Committee at its next scheduled meeting.

Enbridge Inc. 2015 Annual Information Form

APPENDIX B

TRADING INFORMATION FOR ENBRIDGE INC.’S PUBLICLY LISTED SECURITIES

COMMON SHARES

The common shares of Enbridge Inc. (“Common Shares”) are traded on the Toronto Stock Exchange (“TSX”) in Canada, the principal market for such shares, and on the New York Stock Exchange (“NYSE”) in the United States of America (“U.S.”) under the symbol “ENB”.  The following table sets forth the monthly price ranges and volumes traded for the Common Shares on the TSX and NYSE in Canadian dollars (“C$”) and U.S. dollars (“U.S.$”).

	TSX			NYSE
	Price Per Share (C$)			Price Per Share (U.S.$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	63.17	52.68	31,768	51.76	44.00	24,670
February	63.66	57.54	25,074	51.34	45.93	17,216
March	62.77	57.16	33,194	50.45	45.00	20,440
April	66.14	59.90	23,152	54.43	47.49	18,043
May	63.80	59.48	24,014	52.89	47.63	16,226
June	61.18	54.92	56,554	49.09	44.74	22,198
July	59.76	54.01	26,152	47.08	41.56	19,079
August	58.67	49.22	29,682	44.67	37.03	27,772
September	54.84	47.74	38,050	41.46	35.54	27,806
October	57.84	48.95	41,277	44.17	36.91	28,675
November	56.35	46.55	44,382	43.04	34.83	30,780
December	48.43	40.17	58,345	36.36	29.19	50,733

PREFERENCE SHARES

The following tables set forth the monthly price ranges, in C$ and U.S.$, as applicable, and volumes traded for the preference shares in the capital of Enbridge Inc., which are issuable in series (“Preference Shares”) on the TSX.

	Series A Preference Shares (TSX: ENB.PR.A)			Series B Preference Shares (TSX: ENB.PR.B)
	Price Per Share (C$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	25.70	25.31	50	23.41	20.00	227
February	25.67	25.22	41	20.86	18.45	591
March	25.69	25.25	150	19.52	18.48	998
April	25.73	25.31	95	19.84	17.52	661
May	25.54	25.19	43	20.34	18.76	433
June	25.40	24.85	91	19.13	17.03	539
July	25.12	24.49	62	17.59	15.88	573
August	25.10	24.25	39	16.05	13.20	240
September	24.80	24.10	30	16.59	13.68	362
October	24.33	23.75	40	16.43	13.75	537
November	24.20	23.77	84	17.60	15.50	442
December	24.30	21.82	76	16.27	12.78	986

Enbridge Inc. 2015 Annual Information Form

Series D Preference Shares (TSX: ENB.PR.D)	Series F Preference Shares (TSX: ENB.PR.F)
Price Per Share (C$)	Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.57	20.12	203	24.08	20.60	312
February	20.98	18.48	578	21.60	19.01	446
March	19.90	19.09	578	20.42	19.31	431
April	20.21	18.02	985	20.29	18.52	816
May	20.52	18.58	867	20.85	19.04	393
June	18.80	17.35	726	19.41	18.00	608
July	17.79	16.15	412	18.49	16.28	500
August	16.34	13.08	253	17.06	14.51	280
September	16.77	13.78	444	17.25	14.18	491
October	16.50	13.78	422	17.25	14.38	745
November	17.84	15.52	632	18.41	16.00	811
December	16.30	12.91	1,121	17.20	13.62	952

Series H Preference Shares (TSX: ENB.PR.H)	Series J Preference Shares (TSX: ENB.PR.U)
Price Per Share (C$)	Price Per Share (U.S.$)
Period
2014	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	21.84	19.40	365	23.71	22.81	144
February	19.82	17.96	456	22.82	22.16	205
March	18.81	18.01	311	22.79	20.68	129
April	18.73	16.85	410	21.44	20.47	375
May	19.00	17.97	451	21.80	20.56	135
June	18.05	16.72	233	20.70	19.91	155
July	16.91	15.52	358	20.22	18.75	231
August	15.90	13.30	300	19.00	16.27	180
September	15.72	13.52	344	18.80	17.33	198
October	15.59	13.52	587	18.27	16.80	222
November	17.10	15.05	529	19.25	17.50	236
December	15.75	12.75	631	18.90	16.55	304

Series L Preference Shares (TSX: ENB.PF.U)	Series N Preference Shares (TSX: ENB.PR.N)
Price Per Share (U.S.$)	Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.91	22.50	208	24.16	21.25	349
February	22.75	22.06	320	22.74	20.05	631
March	22.5	20.45	279	21.31	20.07	504
April	21.86	20.58	333	21.45	19.53	363
May	21.69	20.71	221	21.75	19.79	326
June	20.75	20.00	325	20.07	18.60	356
July	20.25	18.66	323	19.33	17.27	511
August	18.95	16.30	311	17.46	14.95	335
September	18.75	17.41	310	17.70	15.18	563
October	18.50	16.65	499	18.48	15.31	861
November	19.48	17.79	450	19.00	16.47	457
December	18.92	16.56	636	17.69	14.34	1,024

Enbridge Inc. 2015 Annual Information Form

	Series P Preference Shares (TSX: ENB.PR.P)			Series R Preference Shares (TSX: ENB.PR.T)
	Price Per Share (C$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.66	20.59	153	23.54	20.40	199
February	21.80	19.90	298	21.70	19.25	425
March	20.98	19.50	656	20.83	19.50	432
April	20.93	19.42	371	20.65	19.10	474
May	21.24	19.25	326	21.24	19.13	535
June	19.61	18.03	429	19.50	18.05	736
July	18.76	16.71	263	18.79	16.76	277
August	17.38	14.60	213	17.34	14.38	343
September	17.40	14.92	686	17.56	15.00	547
October	17.69	14.84	393	17.97	15.00	414
November	18.30	15.74	735	18.35	16.11	572
December	17.26	14.24	1,047	17.40	14.35	769

	Series 1 Preference Shares (TSX: ENB.PR.V)			Series 3 Preference Shares (TSX: ENB.PR.Y)
	Price Per Share (U.S.$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.87	22.40	285	22.76	20.15	144
February	22.75	21.98	347	21.35	19.10	323
March	22.32	20.50	420	20.51	19.30	319
April	21.49	20.49	367	19.94	18.26	525
May	21.75	20.44	242	20.37	18.66	400
June	20.71	20.04	344	18.80	17.80	524
July	20.23	18.70	319	18.10	16.60	691
August	18.97	16.34	371	17.60	14.50	396
September	18.93	17.56	232	17.17	14.50	573
October	18.74	16.68	369	17.42	14.69	479
November	19.49	17.90	323	18.00	15.96	695
December	18.93	16.60	656	17.29	14.00	748

	Series 5 Preference Shares (TSX: ENB.PF.V)			Series 7 Preference Shares (TSX: ENB.PR.J)
	Price Per Share (U.S.$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	23.74	22.39	122	24.60	22.35	235
February	23.00	22.01	179	23.00	21.02	128
March	22.59	21.11	155	21.90	21.01	144
April	21.61	20.50	194	22.30	19.81	208
May	21.80	20.75	88	22.65	20.30	178
June	21.24	19.36	118	20.80	18.99	140
July	20.28	18.91	176	19.77	17.31	187
August	19.48	16.45	127	18.13	15.53	152
September	18.90	17.49	92	18.60	16.09	376
October	18.32	16.79	117	18.68	15.87	372
November	18.99	17.55	193	19.48	17.25	258
December	18.73	16.70	305	18.23	15.15	546

Enbridge Inc. 2015 Annual Information Form

	Series 9 Preference Shares (TSX: ENB.PF.A)			Series 11 Preference Shares (TSX: ENB.PF.C)
	Price Per Share (C$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	24.73	22.36	153	24.69	21.25	312
February	23.97	21.89	145	23.50	21.90	324
March	22.94	21.16	181	22.99	21.01	330
April	22.09	19.99	218	22.16	19.78	366
May	22.47	20.65	224	22.57	20.56	249
June	20.96	19.45	271	20.78	19.22	548
July	20.36	17.19	285	20.38	17.68	460
August	18.48	15.34	214	18.59	16.00	272
September	19.00	16.52	377	18.88	16.59	355
October	19.97	16.58	348	19.50	16.53	362
November	19.92	17.50	251	19.94	17.63	485
December	18.81	15.50	612	18.89	15.50	981

	Series 13 Preference Shares (TSX: ENB.PF.E)			Series 15 Preference Shares (TSX: ENB.PF.G)
	Price Per Share (C$)			Price Per Share (C$)
Period
2015	High ($)	Low ($)	Volume (‘000)	High ($)	Low ($)	Volume (‘000)
January	24.58	22.20	479	24.87	22.68	358
February	23.85	22.04	195	23.95	22.02	170
March	22.92	21.14	189	23.06	21.33	163
April	22.12	20.03	354	22.70	20.00	285
May	22.66	20.57	196	22.88	20.79	168
June	20.90	19.32	245	21.06	19.69	151
July	20.40	17.67	323	20.45	18.04	170
August	18.61	16.03	279	18.62	16.06	210
September	18.94	16.76	410	19.35	16.97	330
October	19.85	16.55	541	20.03	16.80	456
November	20.16	17.64	548	20.20	18.30	317
December	18.92	15.60	673	19.24	15.98	475

Enbridge Inc. 2015 Annual Information Form

APPENDIX C

SUMMARY OF TERMS AND CONDITIONS OF ENBRIDGE INC.’S AUTHORIZED SECURITIES

Common Shares

Holders of common shares in the capital of Enbridge Inc. (“Common Shares”) are entitled to receive dividends if, as and when declared by the Board of Directors (“Board”). Holders of Common Shares are entitled to receive notice of and to attend all meetings of the holders of Common Shares and are entitled to one vote per Common Share held at all such meetings.  In the event of any liquidation, dissolution or winding up of Enbridge Inc. (the “Company”) or other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, holders of Common Shares will be entitled to participate ratably in any distribution of assets of the Company.

The Company has a Shareholder Rights Plan that is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, including any related parties, acquires or announces the intention to acquire 20% or more of the outstanding Common Shares without complying with certain provisions set out in the plan, or without approval of the Board.  Should such an acquisition occur, each rights holder, other than the acquiring person and its related parties, will have the right to purchase Common Shares at a 50% discount to the market price at that time.  The plan was reconfirmed at the 2005, 2008, 2011 and 2014 annual meetings of shareholders and must be reconfirmed at every third annual meeting thereafter.

Enbridge’s Dividend Reinvestment and Share Purchase Plan enables registered shareholders of the Company to purchase additional Common Shares by reinvesting all of the cash dividends paid on the Common Shares and also by making optional cash payments of up to $5,000 per quarter, in both cases without incurring brokerage or other transaction expenses.  Effective with dividends payable on March 1, 2008, participants in the Company’s Dividend Reinvestment and Share Purchase Plan receive a 2% discount on the purchase of Common Shares with reinvested dividends.

Enbridge also has stock based compensation plans that allow employees to purchase Common Shares, including incentive and performance stock option plans. Option exercise prices are determined based on the weighted average market prices of the Common Shares for the five days preceding the date of issuance.  Options granted under the incentive stock option plan vest at 25% per year over four years, starting on the first anniversary of the grant date, and expire ten years after the grant date.  Options granted under the performance stock option plan vest at 20% per year over five years and expire eight years after the grant date.

Preference Shares

The preference shares in the capital of the Company, which are issuable in series (the “Preference Shares”) may be issued in one or more series.  The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preference Shares before the issue of such series.  Holders of the Preference Shares are not entitled to receive notice of or to attend or vote at any meeting of the shareholders of the Company, except as required by law.  The Preference Shares of each series rank on parity with the Preference Shares of every other series with respect to priority in the payment of dividends and priority on the return of capital or any other distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Distribution”).  The Preference Shares of each series are entitled to priority over the Common Shares and any other shares of the Company ranking junior to the Preference Shares with respect to the payment of dividends and on a Liquidation Distribution.

The Board will fix the number of shares in each series and the provisions attached to each series before issue.  The following chart summarizes the series of Preference Shares issued and outstanding at year end.

Enbridge Inc. 2015 Annual Information Form

C-1

Series	Authorized	Issued and Outstanding	Amount (C$)	Annual Dividend Rate[1,4]	Redemption and Conversion Option Date[2,3]	Per Share Base Redemption Value (C$)	Right to Convert on a One for One Basis[3,4]
A	5,000,000	5,000,000	$125,000,000	$1.375	N/A	$25.00	N/A
B	20,000,000	20,000,000	$500,000,000	$1.000	June 1, 2017	$25.00	Series C
D	18,000,000	18,000,000	$450,000,000	$1.000	March 1, 2018	$25.00	Series E
F	20,000,000	20,000,000	$500,000,000	$1.000	June 1, 2018	$25.00	Series G
H	14,000,000	14,000,000	$350,000,000	$1.000	September 1, 2018	$25.00	Series I
J	8,000,000	8,000,000	US$200,000,000	US$1.000	June 1, 2017	U.S.$25.00	Series K
L	16,000,000	16,000,000	US$400,000,000	US$1.000	September 1, 2017	U.S.$25.00	Series M
N	18,000,000	18,000,000	$450,000,000	$1.000	December 1, 2018	$25.00	Series O
P	16,000,000	16,000,000	$400,000,000	$1.000	March 1, 2019	$25.00	Series Q
R	16,000,000	16,000,000	$400,000,000	$1.000	June 1, 2019	$25.00	Series S
1	16,000,000	16,000,000	US$400,000,000	US$1.000	June 1, 2018	U.S.$25.00	Series 2
3	24,000,000	24,000,000	$600,000,000	$1.000	September 1, 2019	$25.00	Series 4
5	8,000,000	8,000,000	US$200,000,000	US$1.100	March 1, 2019	U.S.$25.00	Series 6
7	10,000,000	10,000,000	$250,000,000	$1.100	March 1, 2019	$25.00	Series 8
9	11,000,000	11,000,000	$275,000,000	$1.100	December 1, 2019	$25.00	Series 10
11	20,000,000	20,000,000	$500,000,000	$1.100	March 1, 2020	$25.00	Series 12
13	14,000,000	14,000,000	$350,000,000	$1.100	June 1, 2020	$25.00	Series 14
15	11,000,000	11,000,000	$275,000,000	$1.100	September 1, 2020	$25.00	Series 16

Notes:

1.                  The holder is entitled to receive a fixed, cumulative, quarterly preferential dividend, as declared by the Board.

2.                  The Company may, at its option, redeem all or a portion of the outstanding Preference Shares for the Base Redemption Value per share plus all accrued and unpaid dividends on the Redemption Option Date and on every fifth anniversary thereafter.

3.                  The holder will have the right, subject to certain conditions, to convert their shares into cumulative redeemable Preference Shares of a specified series on the conversion option date and every fifth anniversary thereafter.

4.                With the exception of Series A Preference Shares, after the redemption and conversion option dates holders will be entitled to a reset of the dividend rate every five years thereby receiving a quarterly floating rate cumulative dividends per share at a rate equal to: $25 x (number of days in quarter/365) x (90-day Government of Canada treasury bill rate + 2.4% (Series B), 2.37% (Series D), 2.51% (Series F), 2.12% (Series H), 2.65% (Series N), 2.5% (Series P), 2.5% (Series R), 2.38% (Series 3), 2.57% (Series 7), 2.66% (Series 9), 2.64% (Series 11), 2.66% (Series 13) or 2.68% (Series 15)); or US$25 x (number of days in quarter/365) x (three-month United States Government treasury bill rate + 3.05% (Series J), 3.15% (Series L), 3.14% (Series 1) or 2.82% (Series 5)).

Enbridge Inc. 2015 Annual Information Form

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